

07085519

United States
Securities and Exchange Commission
Washington, DC 20549

File No. 24-10142



AMENDMENT #9
FORM 1-A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

**615 River Road
Kingston, Tennessee 37763
865/376-4925**
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925
(Name, address, including zip code, and telephone number including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6411
(Primary standard Industrial Classification Code Number)

56-2552892
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

	Residential Address	Business Address
(a) Issuer's Directors:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(b) Issuer's Officers:		
Robert J. Tonachio, Sr. President, Chief Executive Officer, Chief Financial Officer	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Robert J. Tonachio, Jr. Chief Operating Officer Vice President	337 Blue Springs Circle Ten Mile, TN 37880	615 River Road Kingston, Tennessee 37763
(c) Issuer's general partners:	None	

(d) and (e) Record and Beneficial Owners of 5% or more:

	Shares Owned	Percentage of Outstanding Shares Before Offering (1)	Residential Address	Business Address
Robert J. Tonachio, Sr.	10,200,000 common 5,000 preferred	97.15%	1410 W. Northfield Blvd Murfreesboro, TN 37129	615 River Road Kingston, TN 37763

(1) Based on 10,500,000 shares of common stock outstanding.

	Residential Address	Business Address
(f) Promoters of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(g) Affiliates of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(h) Counsel to the Issuer:		
Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

(i) Underwriters: None
(j) Underwriter's directors: Not applicable
(k) Underwriter's officers: Not applicable
(l) Underwriter's general partners: Not applicable
(j) Underwriter's counsel: Not applicable

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Company, through its predecessor company, has had net income from operations of the character in which the Company intends to engage in for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The Company intends to sell the securities in the states through registration by coordination or as otherwise specified and allowed by the state (e.g. New York, which requires registration of the issuer not the offering). The Company intends to offer, as allowed, its securities in Arizona (pursuant to the Securities Act of Arizona Sections 44-1891 through 1895), Georgia (file number SC-REGA-0048599), Nevada (pursuant to the Nevada Revised Statutes Section 90.480 and Nevada Administrative Code 90.440) , and New York (file number 071015001369).

The Company intends that the securities will be offered by the Company to individuals or entities known to the issuer, its officers, and director. All sales will be made only through the president of the Company, Robert J. Tonachio. No officer, director or other person will receive any commission on any sales nor any other form of remuneration for any referrals or assistance in any form regarding the offering. The securities will not be offered by any underwriters, dealers or salespersons in any jurisdictions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 9, 2005, Robert James & Associates, Inc. issued 10,500,000 shares of its common stock to the following persons in the following amounts:

Robert J. Tonachio, Sr.	President, director	10,200,000 shares
Robert J. Tonachio, Jr.	Vice President	300,000 shares

The shares were issued in exchange for their interest in the predecessor sole proprietorship. This interest includes the national contracts with insurance companies and the individual contracts with insurance agents which they had cultivated, recruited, trained, and monitored. The Company valued the office equipment and supplies, including desks, computers, filing cabinets, printers and copier at $11,500, or the book value less the accumulated depreciation. The founders also exchanged approximately $5,800 in cash, and $1,700 in net accounts receivable, accounts payable and accrued expenses. The net financial statement assets exchanged for the stock was $19,000. The value of these assets was determined by the president of the Company working with the Company's outside accountant. The Company valued the shares at par, $.0001 per share for an aggregate valuation of $1. The Company believes that the shares were issued to accredited investors with access to information about the Company. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On December 9, 2005, the Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at par, $0.0001 per share for an aggregate valuation of $1. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its president. Other officers and directors of the Company may refer contacts or potential sales to the president.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

None

PART II

OFFERING CIRCULAR
Model B

Dated: December 10, 2007 File No. 24-10142

OFFERING CIRCULAR
(Pursuant to Regulation A of the Securities Act of 1933)

ROBERT JAMES & ASSOCIATES, INC.

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address and telephone number of principal executive offices)

This offering consists of 800,000 shares at $5.00 per share.

The Company is offering for sale on a "best efforts, no minimum basis" up to 800,000 shares of its common stock at $5.00 per share and is qualifying such shares for sale, pursuant to the exemption from registration provided by Regulation A (the "Shares").

The minimum investment in the offering is 100 shares or $500.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer or Other Persons
Per Unit	$ 5.00	$ 0	$ 5.00 (2)
Total Maximum	$ 4,000,000	$ 0	$ 4,000,000 (2)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) Does not include offering costs including legal, accounting and printing costs estimated at approximately between $60,000 to $80,000.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 180 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

The Company's securities are not currently traded on any public market. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. There is no escrow or trust account in which subscriber funds will be held for any period of time. The proceeds from the sale of the Shares will become immediately available for use by the Company.

These securities involve a high degree of risk. See "Risk Factors" contained in this prospectus beginning on page 3.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY INFORMATION

Robert James & Associates, Inc. (the "Company") was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously 100% owned and operated, for over 13 years, as a sole proprietorship by Robert J. Tonachio, Sr., president of the Company. Mr. Tonachio is the major shareholder of the Company and is its key employee.

The Company is engaged in the marketing of insurance products offered by various insurance companies. The Company enters into contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products including classes of guaranteed fixed annuities and life and insurance products. As part of the contract agreement with these insurance companies, the Company, at its own expense, recruits, hires, trains and contracts with insurance agents and financial planners for the sale of these insurance products. Different insurance companies and others refer to the business of the Company with various names, sometimes as "insurance wholesalers" or "independent marketing organization" or sometimes "field marketing organization".

The Company and its predecessor sole proprietorship have contracted and trained approximately 3,500 insurance agents of which the Company estimates that approximately 1,000 are active at any given time and whereas only about 10% are producing. During 2006, approximately 945 insurance applications were submitted by approximately 200 agents. The Company considers an agent active if the agent attends a workshop or seminar, turns in business, or communicates his activity with the Company in some other fashion; it does not mean that the agent necessarily produces business that month or year. The Company does not consider an insurance agent inactive until an agent specifically notifies the Company that he is no longer continuing in the insurance business, his license is cancelled, or he dies. There may be agents who are relatively dormant for several months or even years, that is they are neither producing, attending meetings, contacting the Company or otherwise indicating business activity i.e. currently active, nor explicitly inactive. The Company considers dormant agents "active" because at any time they may attend a seminar or sell insurance products. Because some agents may not produce insurance business for periods of time, the number of active agents that the Company considers active is fluid and changes almost daily and the Company can only estimate the number actively selling insurance products.

The Company does not enter into a separate contract with the insurance agent but provides the insurance agent with a contract from the insurance company on which the Company is named as the contracting facilitator. The Company handles all future matters with the contracted agent for that insurance company. Throughout this Offering Circular, the term "contracted insurance agent" or "contracted agent" refers to those insurance agents who have entered into a contract with one or more of the insurance companies with which the Company has a contractual relationship.

Each of the Company's contracted agents is trained for and represents approximately five or six of the major insurance companies. The insurance companies are selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The Company receives revenues from the sale of the insurance products by these contracted agents. In effect, the Company acts as a conduit of the insurance products created by the insurance companies to the Company's agents, who in turn offer the products to their clients. The Company's income is directly related to the amount of insurance policies placed by the insurance agents contracted with the Company. The Company realized $173,600 in income in 2005 and $59,000 in 2006. During the six months ended June 30, 2007, the Company's net income was $76,300.

The Company is qualified to do business in the states listed below. Each of the insurance companies with whom the Company is in contract is licensed as an insurance company in each of the states listed and the insurance products offered by these insurance companies are approved by each state insurance department. Further each of the Company's contracted insurance agents are licensed by the states in which they do business either as a resident or non-resident agent. As an insurance marketing company, the Company itself is not required to be licensed by the state's insurance department as an insurance agent. However, the president of the Company, Robert J. Tonachio, Sr., is licensed as an insurance agent or broker in each of the states listed below.

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

As its main marketing technique, the Company holds frequent 3-hour seminars at locations throughout the United States targeted to licensed insurance agents and financial planners to introduce the Company and the products of the insurance companies it represents and to encourage the insurance agents and financial planners to enter into selling arrangements with the Company.

The Company also conducts additional training sessions in Nashville, Tennessee, at which its licensed and contracted insurance agents as well as financial planners study advanced insurance and annuity products. The Company refers to these training sessions as the "American Annuity Academy". The Academy trains the agents in client needs analysis and assessing suitability of products for their clients. Training is also offered to the agents on various financial planning techniques such as safe and secure ways to increase client income, reduce client taxes and to handle inheritance issues. Many of the instructors at the Academy are provided by the major insurance companies.

The offering consists of the sale of up to 800,000 Shares at $5.00 per Share.

RISK FACTORS

A purchase of the Shares is an investment in the Company's common stock. Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock. The Company has listed the following risk factors of which it is presently aware or about which it can postulate which it believes to be all those material to an investment decision in this offering.

Specific Risks of Investment

The Company has been and will continue to be dependent on one person who serves as the Company's president, director and major shareholder; a loss of his services would be materially significant and would impact the Company very adversely economically. The Company's one executive officer, Robert Tonachio, Sr., is also the Company's sole director, who was the owner of the predecessor sole proprietorship. The insurance companies with whom the Company is in contract have dealt almost exclusively with Mr. Tonachio. The management and the growth of the Company for the past 13 years have been accomplished solely by Mr. Tonachio. The business is greatly dependent upon the active participation of Mr. Tonachio. Although the Company intends to employ full-time personnel experienced in insurance sales, the loss of Mr. Tonachio's services for any reason could have a material adverse effect on the Company's existing and proposed business.

With one person who is also the major shareholder serving as the Company's president and sole director, there is potential for favored actions by the Company. As the sole director and president, Mr. Tonachio is not subject to the cross-checks and balances for corporate action which would be the case if there were additional directors or executive officers. This means that Mr. Tonachio has sole control over actions to be taken by the Company. Such control could result in actions being taken by the Company which would be detrimental to its investors including such possible actions as unduly large compensation packages, overly-liberal expense reimbursement or self-dealing transactions.

In addition to having control as the sole director and president, Mr. Tonachio is the major shareholder of the Company owning 97.15% of the outstanding stock before the offering (and 90.3% after the offering if all shares are sold). This provides him with the voting control to approve any such measures taken by the Company and possibly prohibits or discourages any effective shareholder action challenging such actions, if such actions were ever taken. Shareholders owe no fiduciary or other duty to the Company or to other shareholders and will usually act or vote in a manner that most conforms to their goals for the Company. A director, however, is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. As a director, and when voting on matters under consideration by the Board of Directors, Mr. Tonachio has a duty to act in the best interests of the Company; there is no such required duty when acting as a shareholder or voting on matters under consideration by shareholders.

However, the duty of the director may not necessarily prevent Mr. Tonachio or such other similarly situated director from acting in a manner unfavorable to the Company when acting as a shareholder particularly if such shareholder action were being taken to further the interests of such director/shareholder at the expense of the Company. Mr. Tonachio will not attempt to circumvent his director's fiduciary duty to the Company or validate any unfavorable corporate action to the Company by seeking or obtaining shareholder vote, which vote he controls. As a shareholder and employee, Mr. Tonachio believes his best interests lie with the growth and success of the Company. The Company has no stated policy on dealing with conflicts of interest because the creation of such policy itself would be subject to the same conflicts arising from the structure of the Company wherein the sole director is the majority shareholder. However, Mr. Tonachio and the Company believe that the duty to the Company as a director to act in a manner in the best interests of the Company override and supercede any action that Mr. Tonachio may have available as a shareholder that would be counter to the best interests of the Company.

As the sole director of the Company, Mr. Tonachio can amend or waive the lock-up agreement for any reason. Mr. Tonachio owns 10,200,000 shares of the common stock of the Company which shares are subject to a 24-month lock-up agreement. Because he is the sole director, Mr. Tonachio is able to amend or waive this lock-up agreement in his sole discretion and for any reason and to make the shares immediately available for trade pursuant to the rules governing sale of restricted securities (Rule 144). Mr. Tonachio does not anticipate that there will be an amendment to the lock-up agreement, but he has not affirmatively agreed not to amend the lock-up agreement. The shares subject to the lock-up agreement may at some point, although not foreseen nor contemplated at this time, be required to be transferred to effect some kind of corporate transaction that may be beneficial to the Company, such as a buy-out or merger and if subject to a lock-up would be unavailable for such purpose. However, as the sole director Mr. Tonachio may, in his sole discretion, amend the lock-up agreement for these reasons or for any other reason.

As a director of the Company, Mr. Tonachio is required to act in the best interest of the Company and to make his best business judgments based on such best interests of the Company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company. As previously stated, Mr. Tonachio would possibly be able to circumvent his duty as a director or at least validate certain corporate actions by obtaining favorable shareholder vote for any such actions, a vote which as the majority shareholder, Mr. Tonachio controls. Any conflict between Mr. Tonachio's duty as a director and his role as a shareholder would have to be resolved by Mr. Tonachio. The Company believes, and Mr. Tonachio believes, that the duty of a director supercedes any desire he may have as a shareholder for personal gain. Mr. Tonachio will not seek to justify or validate any such director action and does not anticipate taking any director action, including amending or waiving the lock-up agreements,which may be considered unfavorable to the other shareholders or to the Company.

Although Mr. Tonachio has no intention of amending the lock-up agreement, Mr. Tonachio has the control of both shareholder vote and board of director vote and could effect a change, amendment or cancellation of the lock-up agreement without any other shareholder or director consent. As a shareholder in the Company and an employee of the Company, Mr. Tonachio has a long-term interest in the Company and in its growth and success. Mr. Tonachio's son is an employee of the Company and both he and Mr. Tonachio anticipate a long-term relationship with the Company.

As the sole director of the Company, Mr. Tonachio can amend his own employment contract including his compensation arrangements. Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this present employment agreement, including increasing its compensation terms. In addition, the bonus package that is part of the employment agreement is based upon the Company's pretax profitability figures. The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis and based on figures provided by Mr. Tonachio as president of the Company. Such an arrangement creates the opportunity for mismanagement or misuse of authority; however, a company director is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company when acting as a director of the Company. However, director action can be validated or approved by shareholder vote, which vote, as majority shareholder, Mr. Tonachio controls. It would be conceivable that Mr. Tonachio could obtain favorable shareholder vote to ratify director action not particularly favorable to the Company or unduly favorable to Mr. Tonachio. However, Mr. Tonachio will not seek to justify or validate any such director action and does not anticipate taking any director action, including amending or waiving the employment agreement, which may be considered unfavorable to the other shareholders or to the Company. Mr. Tonachio and the Company believe that the duty to the Company as a director to act in a manner in the best interests of the Company override and supercede any action that Mr. Tonachio may have available as a shareholder that would be counter to the best interests of the Company. As a shareholder in the Company and an employee of the Company, Mr. Tonachio has a long-term interest in the Company and in its growth and success. Mr. Tonachio's son is an employee of the Company and both he and Mr. Tonachio anticipate a long-term relationship with the Company.

The current employment agreement with Mr. Tonachio provides for continuation of the contract payments after death or disability which would reduce the Company's profitability as it would lose its primary officer and simultaneously be liable for extraordinary payments. Upon death or disability, the employment contract with Mr. Tonachio requires the Company pay to his beneficiary the remainder of the sum due under the contract to the end of the contract period ($120,000 per year), exclusive of bonuses, with respect to the periods subsequent to his death or disability. However, any payment received from the key man insurance policy on the death of Mr. Tonachio, will supersede this payment. Such a requirement that the Company pay the remainder of the employment contract while simultaneously losing the services of Mr. Tonachio, Sr. would cause a severe burden on the resources of the Company which would be difficult for it to meet.

The Articles of Incorporation allow transactions between the Company and its directors or officers with Board and shareholder approval, but the Board and majority shareholder are controlled by a single person who could then approve such transaction. The Company's Articles of Incorporation provide that a transaction between the Company and any of its directors or officers is not invalid because of the inside relationship between those parties if such transaction is disclosed and approved by the Board of Directors and the shareholders. However, Mr. Robert Tonachio, Sr. is the sole director of the Company and the major shareholder. Therefore he is able to control the approval of any such transaction by both the Board of Directors and the shareholders. Mr. Tonachio will remain as the majority shareholder after completion of this offering. As a director, Mr. Tonachio has a fiduciary duty to act in the best interests of the Company in effecting any potential transaction between the Company and himself or any other future director.

The indemnification provided in the Company's Article of Incorporation protect directors, officers, employees and agents against expenses in defense or settlement of a suit for actions taken by him on behalf of the Company when acting in good faith and such good faith determination can be made by the directors or shareholders who are controlled by the Company's sole director and president. The Articles of Incorporation provide the Company will pay all costs and expenses arising from or in defense or in settlement of an action brought against a director or employee when acting on behalf of the Company if the officer, director, employee or agent is either successful on the merits of the suit (i.e. found not liable) or, regardless of successful or not, is able to show that he acted in good faith. Whether one acted in good faith is a subjective judgement and, by the terms of the Company's Articles, needs to be determined by (i) the court (ii) a majority of the directors (who were not part of the action) (iii) independent legal counsel (iv) or the shareholders of the Company.

The sole director of the Company, Mr. Tonachio, is the majority shareholder of the Company and could therefore determine whether the standard for acting in good faith had been met and whether indemnification applied in any action, including any action involving him. However, the party bringing any such action has the right to apply to the court of jurisdiction to make the judgement as to acting in good faith and the application of the indemnification provisions. Thus if a shareholder believed that the Company incorrectly indemnified a director for actions taken by that director, he would most likely need to appeal to the courts to determine if such actions were in good faith because the majority of shares on any shareholder vote regarding director good faith are controlled by the sole director. Shareholders, unless acting on behalf of the Company at the request of the Company, are not covered by the indemnification provisions.

The redemption of the outstanding shares of preferred stock would cause significant financial distress to the Company. The Company has issued 5,000 shares of its 2% convertible non-voting preferred stock to Mr. Robert Tonachio Sr., the president, sole director and major shareholder of the Company. Twenty-four months after the close of this offering, those shares can be redeemed by the Company at $1,000 per share or can be converted by the holder into an aggregate of 5,000,000 shares of common stock. Since Mr. Tonachio is the sole director, he can elect to have the Company redeem the preferred shares from him for an aggregate of $5,000,000. Such an obligation would be a huge financial burden to the Company which could take it years to repay. Alternatively, 24 months after the closing of this offering, Mr. Tonachio may elect to convert the non-voting preferred shares into 5,000,000 shares of voting common, which would give him additional control of the Company. Mr. Tonachio does not anticipate either the redemption or conversion of the shares, but the event of such action could severely impact on the Company and any investor at that time.

If the Company did not meet the standards of the national and regional insurance companies to enter into relations with them, then the Company would suffer dramatic downturn in its operations and revenues. The Company has entered into contracts with numerous national insurance companies for sale of the insurance, annuity and retirement products offered by those companies. The insurance company will review the Company's background and past production volume and history and will usually require the Company to have had approximately $10,000,000 in gross premium revenues before entering into a national contract with it. If the Company failed to meet the background standards or if its gross premium revenues fell below the benchmark amount, then any one or more insurance companies may not renew or enter into a contract with the Company for the sale of its insurance products. If many of the insurance companies with whom the Company is now contracted were not to continue to allow the Company to sell its products, the Company would not be able to furnish its contracted agents with competitive products and could suffer a significant loss of income.

Since this offering is a "best efforts" offering, there is no minimum number of shares that must be sold to close the offering and an investor may find at the close of the offering that a nominal amount of securities has been sold and that the Company will not be able to meet its expansion plans described in the offering. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. The proceeds from the sale of the Shares will become immediately available upon sale for use by the Company. The offering will close 180 days from the date of qualification, unless extended for 90 days at the sole discretion of the Company, regardless of the number of Shares that have been sold. The fewer Shares sold, the less funds the Company will have for the planned expansion of its marketing programs and other activities. This could result in smaller growth, if any at all, of the Company. The Company is an operating business with no major outstanding debt or overhead. The offering is designed not only to sell shares to obtain a broader shareholder base but to raise funds to expand the operations of the business. However, the continuation of the business is not dependant upon all or any of such expansion. As of November 8, 2007, the Company had cash on hand of $254,500.

Investors in this offering will suffer an immediate dilution in the value of the Shares purchased. The initial shareholders of the Company received stock in exchange for their interests in the sole proprietorship. The financial statement value associated with those shares is considerably less than the $5.00 per share to be paid by investors in this offering. Thus immediately after purchase of any Shares, the value of those shares will be greatly reduced from the amount paid. The Company estimates that if the entire offering is sold, then the value of each share of the Company, including those held by investors in this offering, will be $0.255 for a per share reduction of $4.745 to the investor.

The substantial portion of the Company's commissions are generated from sales of products of four insurance companies and the loss of the relationship with one or more of these companies could be very detrimental to the Company. As of December 31, 2006, AmerUs Life Insurance Company, Washington National, Fidelity & Guaranty and Allianz Life Insurance Company represented 93% of the Company's business based upon the percentage of commissions received from sales of insurance products of those companies. Although this percentage will change from year to year as different agents will sell the products of different insurance companies depending upon variances in the market, new or revamped insurance products offered , demand and other factors, these companies form the core of the Company's insurance product sales. The loss of any one of these companies and the inability of the Company to offer the insurance products of any one of those insurance companies, would be detrimental to the Company and would possibly result in a loss of commissions as the Company worked to re-emphasize the insurance products of the other insurance companies with which it has relationships. The Company believes that it would be able to react quickly to any such occurrence.

The Company does not have audited financial statements which may make the financial information less comprehensive. The Company is filing this Offering Circular pursuant to Regulation A which does not require the filing of audited financial statements. The Company does not have audited financial statements. An audit by an independent certified public accountant may provide a more in-depth and thorough independent analysis of the Company's financial position. Although the Company does employ the services of an independent accountant for preparation of the financial statements, they are not prepared as audited financial statements and the preparing accountant does not undertake the same responsibility or guarantees for their preparation or accuracy as would be the case for audited financial statements.

After completion of the offering, Robert Tonachio, Jr. will receive a contracted salary rather than commissions on sales. Previously Robert Tonachio, Jr. has not received a salary from the Company, but received only commissions on the insurance products sold by him. However, upon completion of this offering, the Company intends to pay Mr. Tonachio a salary of $70,000. The Company anticipates that this will have no significant financial impact on the Company's financial position. The net effect to the Company's profitability will remain approximately the same because Mr. Tonachio, Jr. will not receive commissions on the sales of insurance products. However, there is a risk that once receiving a regular salary instead of commissions only on products sold, Mr. Tonachio, Jr.'s commitment or productivity level may decrease which would be a detriment to the Company. There is no assurance that this will not happen. However not only is Mr. Tonachio, Jr. a shareholder in the Company who would, like all shareholders, benefit from the continued and increased success of the Company, but the Company believes Mr. Tonachio Jr.'s commitment to the Company is based on loyalty as well as pecuniary interests.

General Risks of Investment

There has been no prior market for the Company's shares and there may be only limited ways to transfer any shares purchased by an investor thereby providing no liquidity to the investor from this investment. No prior market has existed for the Company's securities and the Company cannot assure any purchaser that a market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The Company intends to apply for quotation of its common stock on the over-the-counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but the Company cannot assure a purchaser that it will be successful in such application, how long such application will take, or, that if successful, that a market for the common stock will ever develop or continue on the Pink Sheets or other exchange. Therefore, purchasers of the Shares may need to bear the economic risk of the investment for an indefinite period of time. Ownership of Shares of the Company must be considered a long-term, non-liquid investment.

Even if the Company is successful in having its securities quoted in the Pink Sheets, it is not known whether or when an active trading market for the Company's common stock will develop resulting in lower prices for sales of the securities, if any. If the Company's common stock is quoted on the Pink Sheets, its liquidity could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the Company's common stock may be lower than might otherwise prevail if its common stock was quoted on the NASD OTC Bulletin Board or traded on a national securities exchange like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of the Company's common stock in the public market, including the Shares offered in this offering, could lower the stock price.

State Blue Sky registration: potential limitations on resale of the shares. The Company is offering the Shares pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933 and available exemptions under state law. The holders of the shares of common stock of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. The Company intends to sell the securities in states, where allowed, pursuant to exemptions provided in those states pursuant to a non-public offering. Typically the states provide an exemption similar to that provided in Rule 506 of Regulation D which includes a limitation on the number of non-qualified investors (defined by income/asset test) and a prohibition on general solicitation.

Shares not offered in this offering may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there are10,500,000 shares of the Company's common stock outstanding which shares are currently restricted from resale and are subject to a lock-up agreement with the Company. However, any shares that may be issued not subject to such lock-up may become available for resale after a one-year holding period from the date of issuance by the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. Currently all the outstanding shares of the Company are held by its two officers and director and are subject to the trading volume limitations of Rule 144. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders. The Company's two officers and director will own approximately 92.9% of the outstanding common stock upon closing of the offering, assuming all Shares are sold. As a result, these officers and director will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Offering price has been determined by management without the assistance of a public market or comparable company comparison. The public offering price of the Shares has been somewhat arbitrarily determined in that there is no yardstick by which to judge the sale price of the Shares as no market has existed for them. Management attempted to assess the Company in terms of its good will, reputation, market penetration, assets, management experience, longevity, name recognition in the market place, capital to be contributed by the public in proportion to the amount of stock to be retained by present shareholders, and current market conditions in the over-the-counter market, but management did not give a specific value to any of these. However, after reviewing such items management has guessed that an investor would pay $5.00 to purchase the Shares. Management believes that this price will be large enough to provide the Company with investment capital without the issuance of too many shares and low enough to attract investors. The price does not bear any relationship to any value of the stock in the public or private market.

Regulation. As an insurance marketer, the Company's activities are subject to federal, state and local laws and regulations controlling national specialty insurance marketing. Existing as well as possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's lines of business. As the Company does not have a large personnel base, the more time spent on meeting regulatory requirements the less time can be spent on developing the Company's selling agent base which could result in less growth than would otherwise be the case.

Recently, the insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including sate attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, with out limitation, the receipt of contingent commissions by insurance brokers and agents from insurance companies and related matters. These investigations could result in new legal obligations, including disclosure obligations, on the industry and the Company with respect to the insurance products it markets.

Possible changes in the Tax Code could impact on the marketability of certain life insurance policies which could result in reduced sales of such policies. The market, for many of the life insurance products offered by the Company, is based in large part on the favorable tax treatment, including the tax-free build up of cash values that these products receive relative to other investment alternatives. A change in the tax treatment of life insurance products or a determination by the Internal Revenue Service that certain of these products are not life insurance contracts for federal tax purposes could remove many of the tax advantages policyholders seek in these policies. If the provisions of the Tax Code should change or new federal tax regulations and IRS rulings issued in a manner that would make it more difficult for holders of these insurance contracts to qualify for favorable tax treatment, the demand for the life insurance contracts offered by the Company could decrease, which may reduce its revenues and negatively affect its business.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their Shares. Purchasers in this offering will pay $5.00 per share but immediately after such purchase, the value of that share will be significantly reduced. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities less intangible assets), divided by the number of shares of common stock outstanding. The scenario illustrated below represents an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

As shown by the examples below, if the Company raises the maximum amount offered, the dilution effect to the value of the new investors will be less than if the Company raises an amount less than the maximum amount. That is, the more Shares the Company sells the less the dilution impact to all new shareholders because the ratio of shares at the price paid by new investors compared with the price paid by the existing shareholders increases. For instance, if 400,000 Shares are sold, the percentage of dilution to the value of the Shares of the new investors is 96.2% (i.e. the $5.00 share value is decreased by $4.809 to $0.183) whereas if 800,000 Shares are sold, the dilution percentage to the value of the Shares of the new investors is 92.8% (i.e. the $5.00 share value is decreased by $4.639 to $0.353).

Dilution Effect

Percentage of Offering proceeds raised Number of Shares Sold	25% 200,000	50% 400,000	75% 600,000	100% 800,000	800,000 shares sold and preferred stock conversion
Initial public price per share	$5.00	$5.00	$5.00	$5.00	$5.00
Net tangible book value before offering	0.007	0.007	0.007	0.007	0.007
Shares Outstanding after offering	10,700,000	10,900,000	11,100,000	11,300,000	16,300,000
Net tangible book value After offering	$ 0.101	$ 0.191	$ 0.277	$ 0.361	$ 0.250
Increase per share attributable to new investors	$ 0.093	$ 0.183	$ 0.270	$ 0.353	$ 0.241
Dilution per share to new investors	$ 4.894	$ 4.805	$ 4.718	$ 4.635	$ 4.747
Percentage of dilution of share price to new investors	98%	96.2%	94.5%	92.8%	95%

Value and Percentages of New Shares Compared to Entire Amount Outstanding

Assuming 200,000 Shares sold ($1,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	98.13%	19,000 (1)	1.86%	$0.002
New Investors	200,000	1.87%	1,000,000	98.14%	5.00
Total	10,700,000	100%	$1,019,000	100 %	$0.095

Assuming 400,000 Shares sold ($2,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	96.33%	19,000 (1)	0.94%	0.002
New Investors	400,000	3.67%	2,000,000	99.06%	5.00
Total	10,900,000	100%	$ 2,019,000	100 %	$0.185

Assuming 600,000 Shares sold ($3,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	94.59%	19,000 (1)	0.63%	0.002
New Investors	600,000	5.41%	3,000,000	99.37%	5.00
Total	11,100,000	100%	$3,019,000	100 %	$0.272

Assuming 800,000 Shares sold ($4,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	10,500,000	92.92%	19,000 (1)	0.47%	0.002
New Investors	800,000	7.08%	4,000,000	99.53%	5.00
Total	11,300,000	100%	$4,019,000	100 %	$0.356

---

(1) The $19,000 figure does not represent cash payments to the Company for the 10,500,000 shares issued. Only $5,800 was paid in cash. The shares were issued in exchange for all the interests in the sole proprietorship, including $5,800 in cash. The value was determined based upon the value of assets and furniture, with a net book value of $19,000.

(2) Accounts receivable, accounts payable, and accrued expenses.

With Conversion of Preferred Stock

The Company has 5,000 shares of its 2% convertible preferred stock outstanding. Twenty-four months following the close of this offering, each share of the preferred stock can be converted, at $.10 per share, into 1,000 shares of common stock for a possible aggregate issuance of an additional 5,000,000 shares of common stock for $500 in consideration. Although it is impossible to predict the net tangible book value of the shareholders stock 24 months following the close of this offering, such issuance would most assuredly dilute the value of the then shareholders stock, including investors in this offering. The chart below gives an indication of such dilution:

Assuming 800,000 Shares sold ($4,000,000 in proceeds) with conversion of Preferred Stock in 2 years:

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	10,500,000	64.4%	19,000 (1)	0.5%	0.002
Investors in this offering	800,000	4.9%	4,000,000	99.5%	5.00
Conversion in 2 years	5,000,000	30.7%	500	0.01%	0.0001
Total	16,300,000	100%	$4,019,500	100 %	$0.247

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the Shares. The Company's president, Robert J. Tonachio, will be offering the Shares for sale for the Company in a manner complying with the exemptions available in any jurisdiction for such sale and such Shares will be offered without commission or payment. The Shares are being offered primarily to the Company's current contracted insurance agent sales force and a limited number of non-related potential investors. The Company has always maintained good relations with its pool of insurance agents and believes that this offering gives these insurance agents the opportunity to be part owners of the Company. In addition, the Company believes that the opportunity to be shareholders and part owners of the Company will enhance productivity, good will and business relations with the insurance agents.

The offering will be presented by the Company primarily through mail, telephone or direct meetings (such as at the Company's workshops or seminars) to insurance agents and others that have expressed an interest in the Company. The Company does not intend to use any of its contracted insurance agents as a source of referrals for sale of this offering but expects that perhaps one or more of these agents (unknown now to the Company) may suggest one or two persons or entities who may be interested in investing in the offering. Such suggestion may be made by such contracted insurance agent only as an aside and not in the course of any position or responsibility in connection with the sale of the offering, nor would such agent receive any sort of remuneration or commission for such referral. Upon such referral, Mr. Tonachio, as president of the Company and the sole person selling this offering or making any offers for any sale of any of the securities herein, would determine whether to contact any such referral in light of any sales restrictions in the state in which any such referral may reside. No contracted insurance agent will receive any commission or remuneration nor perform any sales functions for or on behalf of this offering.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Tonachio is not considered to be a broker of such securities as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in offering and selling an offering more than once every 12 months. Mr. Tonachio intends to rely on the provisions of Rule 3a4-1 and does not intend to register as a broker of securities.

The offering will terminate 180 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days.

The Company is offering the Shares on a "best efforts, no minimum basis." No commitment exists by anyone to purchase all or any part of the Shares being offered hereby. Consequently, there can be no assurance that all or part of the Shares being offered will be sold. Because the 800,000 Shares are being offered on a "best efforts no minimum basis" a substantial number of the Shares may go unsold. All the net proceeds from this offering will be immediately available for use by the Company. No funds will be returned to investors regardless of the number of Shares sold. The minimum investment amount is 100 Shares or $500.

Redemption of Preferred Shares

Mr. Tonachio, Sr., holds 5,000 shares of the Company's 2% convertible non-voting preferred stock. This stock can be redeemed by the Company at $1,000 per share 24 months after the close of this offering or such shares can be converted into an aggregate of 5,000,000 shares of voting common stock. Since Mr. Tonachio is the sole director, he can elect to have the Company redeem the preferred shares from him for an aggregate of $5,000,000 or he can elect to convert the shares into shares of common stock. The redemption of the shares would result in a huge financial burden to the Company which could take it years to repay. However, the Company is not required to redeem these shares and presently does not intend to do so. Mr. Tonachio's fiduciary duty to the Company would only allow him to support such redemption if the redemption were in the best interest of the Company. Since redemption cannot occur, if it happens at all, for at least 24 months, the Company does not expect that any proceeds from this offering would be used for such transaction nor does it expect that at any time would it borrow funds to redeem the shares.

Subscription Agreement

Arbitration. Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this Offering Circular. The subscription agreement, filed as an exhibit to this Offering Circular, provides for arbitration of any disputes arising from the investment in this offering. The arbitration provision provides that any disputes, claims or disagreements arising from the purchase of the Shares or other causes shall be decided by the American Arbitration Association pursuant to its then rules and regulations. The party seeking action files the grievance with the American Arbitration Association which then assigns a case manager. An arbitrator is selected from a pool of subject-matter qualified arbitrators maintained by the American Arbitration Association with each party having a right to have any proposed arbitrators disqualified for cause. Arbitration fees are assessed to both parties and may be awarded as part of the damages at the conclusion of the matter.

Pursuant to the arbitration clause, the parties covenant that they will not file any action at law against any other or bring any claim in any forum other than before the American Arbitration Association, and they agree that any litigation, if filed, shall be immediately dismissed upon application and shall be referred for arbitration. The situs of arbitration and any counterclaims shall be selected by the person against whom arbitration is sought provided that such situs is within the United States and is the situs of such person's principal residence or place of business. Any dispute concerning situs shall be determined by the American Arbitration Association.

No Waiver of Investor Rights. The Company is offering the shares in the states in which it is selling pursuant to exemptions from registration of securities in those states. A large number of states that offer such an exemption require that the issuer sell only to persons who are(i) knowledgeable or experienced in financial and business matters, alone or with the advice of a financial advisor, and can evaluate the merits and risks of an investment in this Offering and (ii) that can bear the economic risks of an investment in this Offering, including a loss of such investment. Issuers most commonly confirm such information is true by requesting confirmation in the subscription document executed by an investor. Such a confirmation in no way constitutes a waiver or otherwise diminishes any rights of any investor under federal or state securities laws or any actions that such an investor may wish to bring under such laws.

Item 5. Use of Proceeds to Issuer

USE OF PROCEEDS

The Company is making this offering to enable it to grow more rapidly. If fewer than all the proceeds are raised in the offering, the Company anticipates that it will reduce its intended use of proceeds by a proportionate amount. If only a nominal amount of proceeds is raised (such as less than 25% of the offered amount), the Company will use such proceeds inasmuch as possible for workshop development.

The following table shows the uses of proceeds from the four alternate amounts raised from the offering: $1,000,000 (25% of offered amount), $2,000,000 (50% of offered amount) $3,000,000 (75% of offered amount), $4,000,000 (100% of offered amount)and in all scenarios assuming offering costs of $80,000 :

If amount raised is	$1,000,000	$2,000,000	$3,000,000	$4,000,000
Net proceeds:	920,000	1,920,000	2,920,000	3,920,000
Expansion of Marketing Force				
2-page spread in Senior Market Advisor trade publication	$ 24,183	48,360	96,600	96,600
2-page spread in Boomer Market Advisor trade publication	25,297	50,640	100,800	100,800
2-page spread in Bank Advisor trade publication	8,616	34,440	69,000	69,000
Total trade publication advertising	$ 58,096	$ 133,440	$266,400	$266,400
E-Media web advertising and development	32,244	$ 64,500	$216,000	$216,000
Tri-fold mailers, Agent Media Corp.	134,460			
Direct mail, Postmark Direct Inc.		$ 560,460	614,000	1,173,600
Agent Meetings and recruiting: travel and training	483,600	720,000	1,152,000	1,344,000
TOTAL for expansion of Marketing Force	$ 708,400	$1,478,400	$ 2,248,400	$ 3,000,000
Expansion of American Annuity Academy				
½ page spread in Life Insurance Selling magazine	$ 28,476			
Full page spread in Life Insurance Selling magazine		$28,440	$57,000	$57,000
Full page spread in Senior Market Advisor trade publication		$24,240	$48,360	$48,360
Boomer Market Advisor trade publication		$25,200	$50,640	$50,640
Total magazine advertising trade publicatons	$28,476	$77,880	$156,000	$156,000
E-Mail marketing, Agent Media Corp.	40,000	60,000	60,000	120,000
Meeting expenses	32,724	73,320	105,200	144,000
TOTAL for expansion of American Annuity	$101,200	$211,200	$321,200	$420,000
Expansion of Administrative Resources and salaries				
Increase in office staff and administrative expenses (1)	$55,200	$115,200	$175,200	$200,000
Additional corporate officers (2)	46,000	96,000	146,000	250,000
Legal and accounting	9,200	19,200	29,200	50,000
TOTAL for expansion of administrative resources and salaries	$110,400	$230,400	$350,400	$500,000

(1) The Company will add 2, 3, or 4 marketers, respectively, depending on the amount of funds raised.
(2) The Company will add a CFO; a CFO and COO; CFO and VP of marketing; or CFO, COO and VP of marketing, respectively, depending on the amount of funds raised.
(3) Mr. Tonachio, Jr. will receive a salary of $70,000 per year after close of the offering regardless of the amount of funds received; Mr. Tonachio, Sr. receives a salary of $90,000. The proceeds of the offering will not be used to pay these salaries.

Summary of Use of Proceeds

If amount raised is	$1,000,000	$2,000,000	$3,000,000	$4,000,000
Net proceeds:	920,000	1,920,000	2,920,000	3,920,000
Expansion of Marketing Force	$ 708,400	$ 1,478,400	$ 2,248,400	$ 3,000,000
Expansion of American Annuity Academy	101,200	211,200	321,200	420,000
Expansion of administrative expenses	55,200	115,200	175,200	200,000
Expansion of officer salaries	46,000	96,000	146,000	250,000
Expansion of legal and accounting	9,200	19,200	29,200	50,000
Total Use of Proceeds	$ 920,000	$1,920,000	$2,920,000	$3,920,000

The amount raised by this offering will change the speed at which the Company can expand. If less than the maximum amount is raised then the proceeds would be used in the manner indicated above but proportionately reduced. For example, administrative expenses, which includes such items as office supplies, furniture and equipment, would decrease if insufficient proceeds were raised to add additional staff. If sufficient proceeds were raised to hire additional staff, then the administrative expenses would be closer to the amount indicated. That is, additional staff would only be added if sufficient funds were raised to increase the marketing and increase the number of insurance agents and thereby increase the need for additional staff. If less than 25% of the offering were raised (less than $1,000,000), the Company would reduce its anticipated expansion by a proportionate amount but would expand on a much slower basis its recruitment of insurance agents through fewer seminars and workshops offered nationwide and through the Academy.

The foregoing sets forth the proposed expenditures of the proceeds of the offering for the expansion of the Company. The Company does not perceive nor anticipate any change in these stated uses of proceeds earmarked to expand the business. The exact number of seminars to be held is unknown as such number will depend on the price and return from the seminars as they are held. A demand for a certain type of workshop or in a certain location or the perceived need for additional advertising of an Academy seminar may arise but allocating funds to meet such demands does not change the previously stated use of proceeds. However, the Company intends to only use the proceeds from the offering in the manner set forth herein.

The Company anticipates that there will be certain costs associated with obtaining its quotation on the "Pink Sheets". To be quoted on the Pink Sheets, the Company will need to find at least one market maker willing to quote the Company's stock. Only SEC-registered broker-dealers (market makers) that are members of the National Association of Securities Dealers (NASD) can quote securities in the Pink Sheets. Issuers pay no fees to be quoted on the Pink Sheets but market makers pay a monthly fee to quote a security. The Company does not know at this time the costs it will be required to pay to a market maker to file the necessary forms to obtain a quotation on the Pink Sheets and to maintain its role as its market maker, but the Company anticipates that any such costs can be paid from the administrative expenses allotted hereto or, if necessary, from funds allocated to the expansion of its contracted agents. Also included in the administrative expenses will be the purchase of key man insurance estimated at approximately $3,800 per month for a $5,000,000 policy on the life of Mr. Tonachio. However, the Company has sufficient funds available to it other than from the proceeds of the offering to purchase the key man insurance.

To the extent the proceeds from this offering are not utilized immediately, they will be invested in certificates of deposit, short-term obligations of the United States Government, short-term commercial paper, or left in checking or money market accounts. In making any such investment if any are so made, the Company will balance such determining factors as the highest interest rate, greatest security and safety, and relatively quick liquidity.

The Company does not anticipate raising any additional funds through borrowings or equity financing for a period of at least twelve months from the date of this Offering Circular. The proceeds from this offering are not required to meet the Company's current or future cash requirements, including cash required for the next year. The Company cannot predict the amount of funds it will receive from this offering; however, the greater the amount of funds received the faster the Company can implement its expansion.

The Company is not dependent upon the offering to continue its operations or to move forward. The Company has no outstanding debt or other financial obligations that require raising capital. The 5,000 outstanding shares of preferred stock held by Mr. Tonachio are redeemable by the Company 24 months after the close of this offering for an aggregate of $5,000,000. These shares are subject to a lock-up agreement which agreement prohibits their sale for the 24-months following the close of this offering. As stated in the Risk Factor Section above, this lock-up agreement could be amended or rescinded by action of the Board of Directors which is controlled by Mr. Tonachio. The redemption of the shares would result in a huge financial burden to the Company which it could take years to repay. However, the Company is not required to redeem these shares and presently does not intend to do so and does not anticipate when, if ever, it would do so. The Company will not redeem such shares if such a redemption required the use of proceeds from this offering or other types of additional financing.

The Company has no plans or arrangements, nor is it seeking to expand the business through an acquisition of an existing business; however, the Company does not rule out that possibility if it were presented with an opportunity to expand its business through the acquisition of a similarly situated, compatible like-kind business. The Company does not have any such opportunities at this time nor has it determined any pre-existing parameters that any such opportunity would have to meet in order to qualify to be considered for acquisition, but the Company can conceive that such opportunity may present itself at some time in the future. If such an opportunity arose, the Company anticipates that it would use funds other than those raised by this offering. Any such business that the Company would consider to acquire would have to be an existing business with a positive return and a good fit with the Company to provide expansion without detriment to the Company's on-going business or shareholders. The Company would only use funds from this offering if the Company determined that such an acquisition, if any if ever, would further the stated goals of the offering i.e. the expansion of the Academy and the marketing force. In that case, if the Company did not have sufficient funds other than those raised from the offering, than it may use some funds earmarked for expansion of the Company to expand by acquisition. The Company does not intend to engage in a transaction to sell its assets to Mr. Tonachio or any affiliate of the Company.

Item 6. Description of Business

DESCRIPTION OF THE BUSINESS

The Company

Robert James & Associates, Inc. was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. On December 9, 2005, 10,500,000 shares of the Company were issued to Robert Tonachio, Sr. and Robert Tonachio, Jr., in exchange for their interest in the predecessor sole proprietorship.

These interests in the predecessor sole proprietorship included the national contracts with insurance companies and the individual relationships with insurance agents which they had cultivated, recruited, trained, and monitored over the course of the sole proprietorship. The Company determined the costs of recruiting, training and monitoring an agent at approximately $732. This cost estimate was based on recruiting costs including one or two seminar mailings and attendance. The training costs are included in the original seminar and any additional workshop costs are paid by the agent. Monitoring costs are nominal. The Company placed a value of $11,500 for office equipment and supplies, including desks, computers, filing cabinets, printers and copier. The founders also exchanged approximately $5,800 in cash. The net financial statement assets exchanged for the stock was approximately $19,000. The value of these assets was determined by the president of the Company working with the Company's outside accountant.

The Company is an independent marketing organization for insurance products; the Company operates as a bridge between life insurance companies and the Company's network of insurance agents. The Company focuses particularly on life insurance products expressly designed for pre-retirees ("baby boomers") and senior retirees. The Company has a significant number of national contracts with major insurance companies. Through its pool of insurance agents consisting of licensed insurance agents and financial planners, the Company offers the products of these insurance companies to the insurance consumer.

Marketing of Insurance Products

Traditionally insurance companies spent much time, resources and personnel on the recruiting, training, monitoring, and updating of its field agents. Independent marketing organizations, such as the Company, relieve the insurance companies of these functions and develop a pool of contracted insurance agents to handle the insurance products of the insurance companies. The Company contracts with an insurance company for the sale of that company's insurance products, including a broad spectrum of insurance including all classes of guaranteed fixed annuities and life insurance products.

Then, as part of the contract agreement with these insurance companies, the Company, at its own expense, hires, trains and contracts with independent insurance agents and financial planners for the sale of these insurance products. The Company conducts local seminars at various sites throughout the United States. It promotes these seminars usually through a mass mailing of flyers to the local licensed independent insurance agents and financial planners. At the conclusion of a seminar, some of the attendees will enter into a contract for sale of insurance products of one or more of the insurance companies represented by the Company. The Company does not itself enter into a contract with the insurance agent but provides the insurance agent with the contract from the insurance company on which the Company is named as the contracting facilitator. The Company handles all future matters with the contracted agent for that insurance company. The insurance agents will typically enter into a contract facilitated by the Company because they receive the benefit of the training and support provided by the Company.

Each of the contracted insurance agents is trained for and represents approximately five or six of the major insurance companies as selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

Revenue to the Company

The Company receives its revenues from commissions on the insurance products sold by the contracted agents. The Company is remunerated by the insurance company on those sales. The amount of remuneration to the Company from any one of the insurance companies is based upon the gross sales volume of the insurance products sold by the Company's insurance agents handling that company's products. Each insurance company has a different commission schedule and usually different schedules for different products. The commission rates are negotiable between the Company and the insurance agent and depends upon the gross premium the agent generates.

In summary, the Company negotiates a commission rate with each insurance company based on a sliding schedule related to the type of insurance product sold and the type of customer to whom sold; these rates can vary between 3% at the low end (for instance for a product sold to an 85-year old client) to 10.5% (for a product sold to a 20-year old client). The Company also negotiates a commission rate with its contracted insurance agents which rates vary between 1.0% to 4.5% based upon the agent level. As filed as an exhibit, there are 17 different agent levels. The Company receives the difference between the commission rate paid to it by the insurance company and the commission rate paid by it to the insurance agent.

The insurance companies generally pay commissions weekly. The Company receives a weekly statement from its contracted insurance companies showing the issued policies and the commissions earned based upon the amount of the gross premium of these policies. The Company has the option to elect with the insurance company that it send both commissions (that of the insurance agent and that of the Company) to the Company with the Company then forwarding the insurance agent the commissions. However, the Company has opted not to act as an intermediary in the payment of commissions in order to keep the accounting and administrative costs of the Company down. Therefore the insurance companies send the appropriate commissions directly to the Company and separately directly to the insurance agent.

Commission Payment Example

The commission schedule of any one of the Company's contracted insurance companies is often a multilayered formula depending upon the type of product sold, the age of the purchaser of the product, the term of the product, the agent level, the marketing director level and other factors.

To start, the national marketing agent, such as the Company, is paid commissions at a certain contracted level (typically Level A through Level J) in that for the same product a Level A company may receive a 5% commission whereas a Level B company would receive a 4.88% commission. This level is negotiated with the insurance company when the Company enters into the initial contract with it. The Company has typically earned the highest level of commission payment. Within such commission level, the commission percentage will then vary depending on the type of product sold and the age of the purchaser of such product. The more expensive or inclusive a policy sold, the higher the commission level will be. Similarly, the age of the purchaser will effect the commission percentage such that an insurance policy sold to a 25-year old purchaser may generate a 6% commission whereas the same policy sold to an 80-year old purchaser would generate a 4.5% commission.

As with the levels of the national marketing agent, the insurance agents themselves are paid commissions based on a level contracted with the Company, usually based on experience and prior performance. Thus an insurance agent selling a certain product may receive a 3% commission whereas a different agent at a different level would receive a 2.75% commission.

Finally, upon the sale of an insurance product, utilizing the commission schedule for the Company's marketing level, the insurance company will determine the commission to be paid to the Company based on the type of product sold, the number of years of duration and the age of the purchaser. Then, the insurance company will do the same calculation for the insurance agent based on the agent's commission level. Thus, for example, the Company's scheduled commission may be 8% based on all the factors of the product sold and the selling insurance agent commission 3%, so the Company will be entitled to receive a commission of 5% after payment to the insurance agent of its 3%. The Company and the appropriate insurance agent receive the commission payment pursuant to the contracted schedule directly from the insurance company. The insurance agents are not in an exclusive relationship with the Company and are free to sell insurance products from insurance companies that have no contractual relationship with the Company. But if an insurance company has a contractual relationship with the Company, then that insurance company will only pay to the insurance agent commissions on products offered by the Company. In this manner, the insurance companies act to ensure that the Company receives commissions on all insurance products sold by any of its contracted insurance agents.

Current Operations

During 2006, approximately 945 insurance applications were submitted by approximately 200 agents resulting in commissions from sales to the Company of $514,800.

Each of the insurance companies with whom the Company is in contract is licensed as an insurance company in each of the states listed and the insurance products offered by these insurance companies are approved by each state insurance department. The insurance agents with whom the Company has contracted are all licensed by the states in which they do business either as a resident or non-resident agent. As an insurance marketing company, the Company itself is not required to be licensed by the state's insurance department as an insurance agent. However, the president of the Company, Robert J. Tonachio, Sr., is licensed as an insurance agent or broker in each of the states listed below and the Company itself is currently qualified to do business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

Contracted Insurance Companies

The Company enters into a contract with an insurance company for the sale of that company's insurance products. The Company seeks insurance companies that offer attractive products and products that will be attractive and appropriate to the agents for sale to their clients. Insurance products change and certain insurance companies may become more or less attractive as their products are phased in or out or as the needs and demands of the consumer change and evolve. For instance, some persons may be looking for a higher yield and riskier product than others who seek a definite monthly return.

Before the insurance company enters into a contract for the sale of its products, the insurance company will thoroughly investigate the Company including credit standing, regulatory compliance, any criminal or civil history. Most insurance companies require that the Company have a past production volume and history of approximately $10,000,000 or more in gross premium revenue. After meeting the insurance company review, the Company and the insurance company will enter into an agreement for the sale of that insurance company's products. The Company will hire and train agents who will select one or more insurance companies with products suitable for representation by them.

The Company will then contract with the insurance company for the agent and will enter into the an agreement with the insurance company and the agent for the sale of the insurance company's products. The Company will train and maintain current training of each agent for the product(s) offered by those insurance companies represented by that agent. Certain insurance companies will administer their own test to the proposed agent before allowing that agent to sell certain complicated insurance products. The Company will have trained and prepared the insurance agent for such test.

The Company has active contract agreements with the below listed insurance companies for the sale of their products. Some of these companies are larger and have a wider reputation than others but each company designs the insurance products it offers and the agents, through contract with the Company, determine which products are most suitable for sale by them and therefore which company(ies) they wish to represent.

Allianz Life Insurance Company
American Equity Investment Insurance Company
American National Insurance Company
Americom Life Insurance Company (LMG)
AmerUs Life Insurance Company
Aviva
Columbus Life Insurance Company
Fidelity & Guaranty
Great American Life Insurance Company
Indianapolis Life Insurance Company
Illinois Annuity & Insurance Company (LMG)
ING USA
Investors Insurance Company (LMG)
John Hancock Variable Life Insurance Company (LMG)
Liberty Bankers Life
Life Insurance of the Southwest
Lincoln Financial Group/First-Penn Pacific
Mutual of Omaha
Penn Treaty-Net Work America Insurance Company
Standard Life
State Life
Sun Life Financial
TransAmerica Ins & Investment Group
Transamerica Life Insurance & Annuity
Washington National (LMG)

As of December 31, 2006, AmerUs Life Insurance Company represented 42% of the Company's total commissions for $216,216 of the Company's total commissions, Washington National represented 24% for $123,552 of its total commissions, Fidelity & Guaranty represented 17% for $87,516 of its total commissions and Allianz Life Insurance Company10% for $51,480 of its total commission. Typically, AmerUs represents a substantial portion of the Company's total commissions although that may vary as the productivity and sales activity of the insurance agents may vary.

The above-listed group of four companies represents 93% of the Company's commissions for the period ended December 31, 2006. Although the percentages will change from year to year as different agents will sell the products of different insurance companies depending upon variances in the market, new or revamped insurance products offered, demand and other factors, these companies form the core of the Company's insurance product sales. The Company attempts to maintain good relationships with these insurance companies, and its other contracted insurance companies, by keeping its workshops and seminars focused on training agents on understanding and applying all insurance products and particularly familiarizing agents with new products offered by these companies.

In the above list, certain companies have the designation (LMG) following their names. These companies are part of the Legacy Marketing Group (LMG) which is a super marketing company for insurance products. Legacy designs exclusive products, services those products and does all the back and continuing office work on those products (issues the products, provides customer service on them as well as acts as the licensing and contracting departments for agents). Legacy has approximately 350 wholesalers, including the Company, who recruit and train agents for it for its exclusive products. Legacy selects companies like Transamerica, Washington National and others to underwrite certain products that it designs. Therefore the contract is with the insurance company underwriting that product Legacy is marketing. The Legacy wholesaler agreement is filed as an exhibit to this Offering Circular.

Legacy also offers a bonus program for large producers of its proprietary products. This program offers bonuses to wholesalers receiving from their contracted agents of a minimum of $10,000,000 in paid premiums of Legacy products in one year. These bonuses start at $7,500 for a 25% year-end growth coupled with premiums of $15,000,000 up to a 1% of the premium amounts over $125,000,000. The Company has not meet these bonus thresholds and has not to date received any bonuses from sales of Legacy products. The Legacy bonus program guidelines are filed as an exhibit to this Offering Circular.

The contract with AmerUS Life, a copy of which has been filed as an attachment to this Offering Circular, provides that the Company may recruit and recommend insurance agents to sell AmerUS Life products, subject to approval by AmerUS. The Company will receive commissions based on the sales made by these agents. AmerUS Life has the right to reject any application for insurance without specifying any reason therefor.

The Company agrees to indemnify AmerUS Life against any loss or expense caused by the Company or one of the Company's insurance agents. Both parties agree that any disputes arising from the contract will be decided by the American Arbitration Association. The indemnification provision and its terms are standard in the contracts that the company has with the insurance companies. As of the date of this Offering Circular, no claim has been made against the indemnification provision of the contracts with the insurance companies by any of the insurance companies. The contract may be terminated with or without cause by either party upon thirty days written notice or immediately for cause upon written notice. "Cause" for termination includes embezzlement or misappropriation of funds, misfeasance or malfeasance resulting in liability to AmerUS Life, failure to comply with regulatory requirements, material contract breach, commission of a fraud, commission of a felony or failure to pay indebtedness, if any, owed to AmerUS Life. The Company believes that it has an excellent working relationship with AmerUS Life and does not foresee any change in its relationship with it.

Contracted Agents

After the Company has negotiated a contract with an insurance company, the Company then begins, solely at its expense, to recruit, train and contract licensed life insurance agents and financial planners, who are also life insurance licensed. The Company develops its pool of insurance agents by the use of small local 3-hour workshops. The Company determines a geographic area to target new insurance agents. It advertises the workshop in that area through mass mailings of an advertising mailer sent to local insurance agents and financial planners. The Company may buy names of insurance agents and financial planners for the mailing of the mailer or it may use one of its existing lists. The Company has an inventory of proven agent lists that it has built over the past 14 years and it will often use these lists to advertise a workshop. A new list typically will cost $.10 per name and is not guaranteed for address or telephone accuracy. The Company does not regularly purchase lists and does not have a suppler of such lists. At the conclusion of the workshop, many of the attendees will contract with the Company for the sale of the life insurance products of one or more of the products of the insurance companies presented.

Although the Company will be presenting the products and policies of the insurance companies, the Company is responsible for all the expenses involved in recruiting, training and contracting the agents. This includes printing, purchasing mailing lists of agents, labor to process the mailer, receiving phone reservations for the meeting, follow up phone calls to each reservation to confirm attendance, preparing the contracts for each company to be presented at the meetings, preparing sales kits for each attendee, shipping all the materials to the meeting rooms, setting up the meeting rooms, paying for meeting rooms at hotels, travel to and from the location, overnight room expense and meals on the road. After an agent enters into a contract, either at the meeting or subsequently, then the contract and agent profile is sent to the Company's office and processed. The Company provides continuous training for the agents via the telephone or seminars or written literature and offers telephonic assistance to the insurance agents on questions about the insurance products or administrative matters.

An insurance agent may enter into a contract with one or more of the Company's contracted insurance companies. The agents do not contract with all the insurance companies with which the Company participates, but only the ones with which that agent wants to be licensed, usually about five or six but sometimes as many as 12 or more. The agents select the insurance companies with which they would like to be licensed based upon that company's products and the appeal of those products to the demographics of the agent's clients or potential clients.

The Company enters into a relationship with the insurance agents through the execution by the agent of the Independent Agent Contract (or similar agreement) which is essentially a contract between the insurance company and the insurance agent facilitated by the Company. The insurance company furnishes standard contracts to the Company for use with agents that the Company selects and trains. Once the agent determines to sell for an insurance company, the Company, prepares the contract with the agent's name and information. The contract is marked to show that the Company is the facilitator for the contract. The agent executes the contract and the Company sends it to the insurance company for acceptance.

All agents that sell insurance products for the Company's insurance companies have entered into such or similar contracts with the Company. The Company's insurance agents may sometimes be referred to herein as "contracted agents" or "contracted insurance agents" or similar terminology.

Insurance agents who sell products of a certain insurance company work exclusively through the Company for that insurance company. That is, an insurance company with whom the Company has a contract relationship will not pay commissions to any other marketing organization for policies sold by that agent.

The Company has contracted and trained 3,500 insurance agents and estimates, based on prior production levels, that approximately 1,000 agents are selling insurance products in any given period. However, not all these agents are producing insurance policies at any given time. The number of agents each month that sell insurance products is fluid and changes almost daily. The Company does not monitor the activities of its agents although it does receive a weekly report from the insurance companies as to which agents have produced sales that week. The Company's contracts with its insurance agents do not expire on the basis of lack of sales. However, if an agent's license is close to expiring, the Company will contact that agent to confirm if that agent intends to continue in the business. Some agents do not sell policies for several months or even years and then will get very productive. The annual renewal of his license indicates to the Company an insurance agent's intention to continue to have the option to sell insurance products. The Company does not impose a required minimum on its agents nor any amount of continuing training. Often the degree of an agent's activity depends on what products are available that that agent wishes to sell or other factors personal to the agent.

If there is no activity by the insurance agents for some period of time, certain of the insurance companies will contact the Company to determine the status of the insurance agent. The Company will then in turn talk to the agent and discuss whether that agent wishes to continue as that insurance company's agent, wishes to continue in the business at all or what that agent's plans are. If that agent expresses no desire to actively sell insurance products, then the Company will recommend to the insurance company that the contract with that agent be terminated.

The Company considers all agents as active unless an agent's insurance license is cancelled, the agent dies, notifies the Company of a change in business or plans or the contract with the insurance company is terminated. All agents are required to send the Company a copy of the annual renewal of their state insurance license. The Company anticipates that approximately 10% of the agent force at any given time will be turning in business. There are a considerable number of agents who are "dormant" but the Company still considers them on the active status because they have not assertively become "inactive" and can also participate in the sale of insurance products or attendance at Company seminars at any time and without any intermediate steps such as a relicensing.

Errors and Omission Coverage

The Company maintains Errors and Omission Insurance against any possible actions against it, but the insurance agents are considered independent contractors and the Company believes that the contract between the insurance company and the insurance agent does not give rise to recourse against the Company for actions of the insurance agents by the insurance company or any outside party. The Company is not aware of any action brought against the marketing organization, like the Company, for actions by the contracted insurance agent.

The Company pays approximately $1,000 per year for the errors and omission coverage. The policy provides for an annual aggregate claim per agent of up to $2,000,000 with a per claim per agent maximum of $1,000,000 with a $500 deductible per claim. The total policy aggregate claims cannot exceed $25,000,000.

Insurance Policies and Insurance Products Offered by the Company's Agents

Not only does the Company act as a conduit for insurance products to the insurance agent, it educates and trains the insurance agent about insurance products and related matters. The specific products that are offered by the Company's contracted insurance agents depends on the needs of that agent's clients and the products of those insurance companies which the agent represents. The Company itself does not engage in selling insurance products.

In almost all instances, the contracted insurance companies offer straight life insurance products. However as a retirement vehicle for pre-retirees and current retirees straight insurance policies may not offer the financial return sought by these clients. Therefore most of the contracted insurance companies offer an additional variety of products focusing primarily on annuities. The suitability of any product depends on many factors including the amount of funds available for investment in the product, tax deferral requirements, the risk or uncertainty of financial return the client is willing to take and the return option the client is seeking, i.e. income for life, for a specific period of time or income for life with a specific period guaranteed. As each insurance company designs its own insurance (retirement) products and each product has a vast number of variations, there are literally hundreds of such insurance (retirement) products available for the consumer. Some insurance companies will link an annuity or insurance product with a long-term health care policy. Some products provide for annuity survivor benefits. Other annuities provide a cap on the increased earnings of an annuity that is linked to a index vehicle. The variations on available insurance products are limitless and continually changing.

In addition to the straight life insurance policy products (both term and whole life), the main types of products offered by the contracted insurance companies (with variations specific to each insurance company) include:

Fixed guaranteed annuities for a fixed period of time or for life. This annuity will credit interest at a rate that is declared and guaranteed for such period. This annuity provides a set amount of return to the purchaser for the term of the annuity.

Equity index annuities which guarantee principal plus a percentage of the upside potential of the Standard & Poor's 500 Index, Nasdaq 100 Index, or Dow Jones Index. That is the client will receive interest on his annuity based on the possible increases shown in one of the linked indexes. On the other hand, although the client will not lose his principal, such indexes may not show any gain and thus there will be no interest increase. Some annuities provide a minimum interest that will be paid despite a lack of the index increase. Other annuities provide a cap on the increase in interest from inception or from the beginning of a certain accrual period.

In all cases the client's principal is guaranteed by the contracted insurance companies whose products the Company offers.

Introductory Seminars

The Company holds introductory 3-hour seminars throughout the United States targeted to licensed insurance agents and financial planners to introduce the Company and the insurance companies it represents. Through these seminars the Company has increased its base of contracted insurance agents. In 2004, the Company conducted 28 seminars and in 2005, the Company conducted 27 introductory seminars. Each seminar averages approximately 15 to

20 attendees with an average of 8 agents per seminar entering into contracts with the Company. These numbers are averages and the Company has held seminars with over 50 attendees and others with only 5 or 6.

The Company plans some seminars based on new product approvals by various states. State approvals on new products are made at various times, with some states acting quickly and others somewhat slower. The Company believes that new available products stimulate insurance agents' interest and prompts them to attend explanatory seminars. Upon approval of a new product, the Company will determine to offer a seminar in that state concerning the that product, usually within 4 to 6 weeks of the state's approval. The Company also considers weather in determining seminars with an attempt to hold them in the north in the last spring and summer and the south in the winter and fall.

American Annuity Academy

The Company runs periodic insurance and financial workshops designed for insurance agents and financial planners referred to as the "American Annuity Academy." These workshops differ from the Company's seminars in that these workshops are designed to provide more in-depth training for the Company's contracted agents and typically consist of 2-day training sessions as opposed to the other seminars given by the Company which are more introductory in nature and last approximately 3 hours. The seminars are conducted at various locations throughout the United States and are designed to introduce the Company and some of the latest products to area insurance agents whereas the Academy workshops are designed to offer more intensive training primarily to agents already contracted with the Company. In the workshops, the contracted insurance agents and certified financial planners are educated and trained on such matters as determining client needs and suitability of products with an emphasis on the needs of pre-retirees ("baby boomers") and retirees. In 2005, the Company held two Academy workshops, one March 3rd through 5th and the other September 9th and 10th.

Discussions and classes are also taught on safe and secure ways to increase a client's income, reduce a client's taxes and to reduce taxes and protect assets on death. In addition, certain agents receive intense training in sophisticated concepts concerning IRAs, insurance products (*see* discussion below), and other topics. The Company believes that the Academy stresses success through a "client first" attitude designed to benefit the consumer and enhance the professionalism of all who attend.

The Company rents a meeting room at a local hotel for the duration of the Academy training session. The training materials used in the training sessions are provided by the insurance companies at no cost to the Company. The total cost to the Company for each 2-day training session is approximately $5,000 to $8,000, depending on the number of attendees. This cost includes the room rental, material handout reproduction, coffee and snacks served and any other charges.

Many of the instructors are provided by the major insurance companies listed in this Offering Circular. The instructors donate their time and no compensation is paid to them. Typically the instructors (or the insurance companies for whom they work) pay their own travel and hotel expenses. The Company has found that the insurance companies encourage their personnel to speak at the Company's seminars as it furthers the education of the field agents and it is believed that the more knowledgeable an agent the fewer questions or mistakes that may be made and, perhaps, the more product he will produce.

Frequently, the Company will also invite one or more of its top producing contracted insurance agents to speak at the Academy. In such a case, the Company will reimburse the field agent for expenses although the agent will donate his time. The Company believes that the invited instructor agents find these workshops useful for them as it provides a forum for a free exchange of ideas and marketing methods. The Company has found that the invited instructor agents and attending field agents seem to learn from each other in a spirit of cooperation rather than competition. The Company usually has more agents willing to serve as instructors than there is room for such instructors at the workshop.

Approximately 100 people annually are trained at the Academy workshops. The Company believes that the more educated agents become about the insurance products, the more business they will generate.

The Company does not have a formal method of evaluating the effectiveness of its training programs other than reviewing the types and number of questions asked by the agents prior to and following training, the types of insurance policies being written and offered by the agents, and, primarily, feedback from the insurance agents. Some agents are new to the type of products offered by the Company and it may take repeated follow up and additional training before that agent actually produces results. The Company starts training by informing the agents about the advantages of marketing a particular product and introducing or reviewing the product with the agents over the phone prior to the training session. In the case of Webinars training, the Company will test the agents on the subject matter approximately three times using instant pop-up quizzes during the training session. This serves to immediately inform the Company if the agent is understanding the subject matter during the training session. Immediately after the training session, the Company follows up with each agent by phone to see if there are any remaining questions or confusions about the subject matter. The Company offers replays of each session everyday for a week so that an agent may repeatedly listen to the lesson until the material is mastered.

After the initial workshop training, the Company contracts with agents to sell the products of certain insurance companies with whom the Company has previously entered into a contract for the training and supplying of such agents. The various states require licensed insurance agents to take continuing education courses on an annual basis. If an agent does not comply complete these continuing education courses, an agent's license may be suspended. In addition to the state licensing requirements for insurance agents, the insurance companies with whom the contracts rely on the Company to provide the individual insurance agent with the training and support necessary to understand the insurance products. Such insurance companies do not require any specific level of proficiency nor independently test or review the agents.

Academy Workshop Example

On June 2 and June 3, 2006, the Company held an Academy workshop in Nashville, Tennessee. There were a total of 44 attendees, including 13 instructors. (Instructors will lecture on a subject specific to them but will join the remaining sessions of the workshop as an attendee). The 13 instructors are not charged a fee and the Company did not charge 6 long-time very productive repeat attending agents. Approximately 25 of those in attendance paid a fee which fee varied from $100 for repeat attendees to $595 for first time attendees, with the average price per paying attendee of $316. Insurance agencies, rather than individuals, usually get a discounted price of $395. Total revenue from this workshop was $7,900 with expenses of approximately $8,200 for the meeting room rental, meals, travel reimbursement and telemarketing of invitations.

Marketing of the Company's Business

The Company plans to continue to grow its business by increasing its base of certified financial planners and insurance agents. The proceeds of this offering will be used to expand the number of the Company's local seminars, to increase the training at the American Annuity Academy and, for the first time, to advertise the Academy in trade publications. The Company also anticipates offering seminars in different areas of the country using email and telemarketing in addition to its current method of direct mailing of advertising mailers to build attendance.

The Company anticipates that it will negotiate rates for advertising in the trade journals and will make a decision if the price of such advertisement is worth the anticipated results. However, the Company does not now know what that price will be. The Company has found that the insurance agents who attend the Academy often experience substantial production increases as their knowledge and expertise grows.

The Company has just started using the Internet as a marketing tool and bought a mailing list from Agent Media Marketing Company, to email to a selected list of licensed insurance agents advertising the Company's workshop session. Usually the Company maintains its own lists garnered over the past 14 years. The Company and the lists that it maintains and those that it may purchase, target certified financial planners and qualified insurance agents. Lists with this type of information are readily available through list services. The list that the Company purchased, including the email to each person on the list, cost approximately $2,550. From the emailings, the Company had 150 responses from which two have contracted with the Company. The Company is currently considering expanding its marketing efforts through such Internet marketing techniques.

The Company prides itself on its on-going relationship with its agents and financial planners. The Company is in touch with agents on a daily, weekly and monthly basis whether by telephone, newsletter, email or otherwise. Many of the contracted agents call the Company frequently with questions about companies and products. The Company attempts to respond to each inquiry from all its agents and to help them service their clients better by understanding their products better. Part of the proceeds from this offering may be invested in acquiring additional personnel for the interaction with the additional agents and financial planners if the expansion of the Company's contracted insurance agents base is successful.

The Company has allocated approximately 77% of the proceeds of this offering for the expansion of its marketing program, which includes increasing the number and local of the seminars and utilizing additional methods of promoting the workshops, 11% of its proceeds to the expansion of the Academy through increasing the number and type of workshops offered therein, including possibly additional trainers, and 5% of the proceeds to officers' salaries which may include costs for additional trainers. The Company does not have a time-line for the expansion of the workshops at the Academy but believes that it will increase the number offered from the current annual average of 2 or 3 to approximately 5 or 6.

The Company has earmarked approximately 6% of the proceeds of the offering for administrative expenses. If the increased marketing results in an increased number of insurance agents and contracted insurance companies, then the Company anticipates that it may hire one or two additional employees most probably as administrative assistants and secretaries in order to handle the additional paper work generated by such possible increase. The Company has not projected how many employees it may hire because it does not know at this time the results of any additional increased marketing efforts.

The Company believes that the better trained the insurance agents are and the more educated about insurance products, then the more likely it is that these agents can answer questions and recommend product which will probably result in the sale of more insurance products than from agents who cannot answer questions or recommend products; such an increase in sales would increase the revenue of the Company. The Company strongly believes that preparing the agents to understand their clients, to know the available products and to match the two, will produce better agents.

Employees and Consultants

The Company presently has six full time and two part time employees. Robert J. Tonachio, Sr., president and sole director; Robert J. Tonachio, Jr., Executive Vice President and Chief Operating Officer; one office administrator, one marketing consultant, and one assistant marketing consultant. Robert J. Tonachio Jr. is the son of Robert J. Tonachio. Most of the employees are engaged in telemarketing and administrative duties. The telemarketing duties include the calling of the Company's licensed agents on the telephone to update such agents on new products and to alert them to upcoming "Webinars" and workshops.

Competition

The Company faces competition from a substantial number of companies. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. The Company faces competition from both national and regional independent insurance intermediaries, boutique broker/general insurance agents and local distributors. The insurance wholesaler industry has numerous small broker agencies, like the Company, but also has many national companies against whom the Company must compete, such as Asset Marketing, Brokers International, Creative Marketing International Corporation, Shurwest Financial Group Oasis Financial Group and others.

The Company's insurance agents face competition in sale of insurance products from other independent insurance agents, financial planners and insurance companies themselves who offer products directly to the consumer. The Company faces competition in recruiting the insurance agents and licensed financial planners to contract with the Company and sell their insurance products through it. Based upon feedback from its insurance agent attendees and upon the Company's experience, the Company believes that its initial seminars and advanced workshops, assist agents in becoming more educated about insurance products and, at the least, provide the opportunity to insurance agents to learn more about available insurance products which may assist the insurance agent in becoming a better agent.

Regulation

The insurance industry is regulated by the various state insurance departments. The states must approve all products that the insurance companies offer within that state. The state insurance departments oversee the insurance company's operations and reviews each company's financial condition. Compliance with these state regulations is handled by the insurance companies with whom the Company contracts and the Company ensures that such regulations are compiled with before entering into contract relations with an insurance company.

All insurance agents must be licensed by each state in which they do business. The Company seeks licensed insurance agents and certified financial planners who are licensed insurance agents to work as their contracted agents. The Company reviews a contracted agent's licenses and will only accept sales or products offered to clients in those states.

State insurance laws grant supervisory agencies, including state insurance departments, broad regulatory authority. State insurance regulators and the National Association of Insurance Commissioners continually reexamine existing laws and regulations, some of which affect the Company. These supervisory agencies regulate, among other things, the licensing of insurance brokers and agents and other insurance intermediaries, regulation of the handling and investment of third-party funds held in a fiduciary capacity and the marketing and compensation practices of insurance brokers and agents. The Company maintains a policy of strict compliance to these laws.

All of the Company's agents are licensed to engage in the life insurance business in all of the jurisdictions where they do business. In addition, the insurance laws of all United States jurisdictions require individuals who engage in agency, brokerage, and certain other insurance service activities to be licensed personally. The Company believes that it is in compliance with applicable insurance laws as the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with the Company's consolidated financial statements and the related notes included elsewhere in this report. In addition to historical information, this discussion includes forward-looking information that involves risks and assumptions which could cause actual results to differ materially from management's expectations. See "Forward-Looking Statements" included elsewhere in this offering circular.

Executive Overview

Robert James & Associates Inc. is an independent wholesale distributor of life insurance products, primarily to affluent individuals. Founded in 1992 as a sole proprietorship, the Company has grown internally during the past thirteen years, leading to incorporation on December 9, 2005. The Company receives revenue primarily from commissions generated from the sale of life insurance products by insurance agents with whom the Company has a relationship.

Trends, Events and Uncertainties

The Company believes that the use by major insurance companies of a national marketing agent will increase as the complexity of insurance products increases. The Company believes that insurance companies will rely more heavily on the marketing agent to explain and distribute their products as well as to provide the support (primarily telephonic) mechanisms to field agents. In addition, the Company believes that the insurance agents will also increasingly use marketing agents as the number and complexity of products grow to assist the agent in providing quick answers, support materials and other information and education.

The Company believes that the insurance industry is a strong growing industry as people utilize insurance not only to provide payments upon their death but for retirement, wealth building and college funding. The Company believes that as people tend to live longer, the demand for insurance products providing such benefits will increase.

Many external factors affect the Company's revenues and profitability, including economic and market conditions, legislative and regulatory developments, and competition. Because many of these factors are unpredictable and generally beyond the Company's control, the Company's earnings may fluctuate from year to year or quarter to quarter. In 2006, its commissions and net income before taxes decreased due to a lower level of sales of fixed annuity products. The Company believes part of the commission revenue decrease resulted from economic conditions such as rising interest rates on competitive products (money markets, CD's, and bonds) and a rising stock market. Another factor in the Company's commission decrease from 2005 to 2006 was additional emphasis on new products that provided shorter surrender periods and lower commissions.

Insurance products are more than just plans to assist families after the death of the wage-earner but are used for other financial planning purposes such retirement income, income growth and cash availability. Consequently, the insurance industry is effected by the major economic trends and events that impact the financial community in general. As other financial instruments become more attractive such as stocks as the stock market rises, or CDs as interest rates climb, the use of insurance products as financial investment instruments becomes more competitive. This economic trend was reflected in the decrease in insurance products sold in 2006 and a decrease in the Company's commission. On the other hand, the Company believes that the rise in the stock market and the steady and controlled increasing interest rates are indicators of a stable and strong national economy which will in turn provide overall economic growth, a sense of security and a growth in insurance products. The Company believes that the recent downturn in the housing market and decrease in housing sales prices, could result in more people considering insurance products as the safe investment growth vehicle that home ownership once represented. The Company believes that the aging of the population will serve to possibly assist in the sale of the insurance products offered by the Company. The Company has focused its workshops and seminars on training its contracted agents on the use of insurance products as retirement vehicles for the "baby boomer" generation as they reach retirement age and for financial growth for beneficiary distribution.

Insurance Company and Contracted Agents

The Company has entered into a contractual relationship with many insurance companies which provide that the Company can sell the insurance products of those companies through agents located and trained by the Company. The Company provides educational workshops and seminars throughout the United States and invites independent insurance agents to attend these three hour sessions. The contracted agents are entitled to commissions on the sale of insurance products consisting of commission on purchases made by their clients. The Company is compensated by the insurance company on the gross premiums from that insurance company's products generated by each agent.

Revenue

The Company's revenue consists primarily of commissions on gross premium generated by the sale of insurance products by its contracted agents. Due to economic conditions such as rising interest rates on competitive products (money markets, CD's, and bonds) and a rising stock market, commissions have decreased from $577,700 in 2005 to $514,800 in 2006, a decrease of 10.9%. Another factor in the Company's commission decrease from 2005 to 2006 was the industry's additional emphasis on new products that provided shorter surrender periods and lower commissions.

The first six months of 2007, however, showed an increase over both the same period in 2006 and the last six months of 2006. For the first six months of 2007, commissions increased 48% over the same period in 2006. This generated an increase in net income for the 2007 interim period over the 2006 interim period of .5% or $400 dollars after estimated taxes. The increase in net income was less than the increase in commissions because of an increase in general and administrative expenses. Commissions from January through June of 2007 were $418,400 compared to $283,000 for January through June of 2006. The six months ending June 30, 2007 reflect the results of declining interest rates and the company's emphasis on retirement vehicle training for its agents. The Company concentrated upon product training in the use of insurance products as retirement vehicles for the "baby boomer" generation as they reach retirement age and for beneficiary distribution.

The new products emphasized by the Company were the AmerUs (AVIVA) MultiChoice Income Series with the lifetime pay rider. The Company believes that this product opens up new markets for the Company's agents, particularly with the "Baby Boomer" generation market as well as the senior retirees market. The MultiChoice

IncomePlus is intended to provides the client with a traditional fixed annuity with the potential for long-term growth. The MultiChoice IncomePlus is designed to provide tax-deferred interest accumulation, multiple interest crediting strategies, a death benefit protection of principal and a possible stream of income. Provided no withdrawals are taken in excess of the contract's free withdrawal amount, the MultiChoice IncomePlus offers a minimum guaranteed contract value for the life of the annuity. Interest credited in the client's annuity grows on a tax-deferred basis. Sales of this new product accounted for approximately 85% ($169,235) of the aggregate sales of the AmerUS revenues for the six month period ending June 30, 2007 and as a result of sales of this product to its target market (baby boomer generation and retirees), the Company's overall commission income increased.

General and administrative expenses

The Company incurs general and administrative expense related to the contracting of new agents and the education of existing agents. General and administrative expense includes compensation, occupancy, professional fees, travel and entertainment, technology, telecommunication, advertising and marketing, and depreciation. Depreciation expense is related to capital assets, such as office furniture and equipment.

General and administrative expenses before income taxes increased by $8,500 from $404,100 in 2005 to $412,600 in 2006. During the year 2006, the Company's major expense items were advertising and telemarketing at $120,300, office administration at $169,800, and professional legal and accounting fees at $47,400. The increase in expenses from 2005 to 2006 resulted primarily from an increase in office administration expense and higher legal and accounting expenses.

General and administrative expense for the first six months of 2007 increased 88% over the same period in 2006, with the major expense items in the same categories as 2006. General and administrative expenses before income taxes increased $134,600 from $130,800 for January through June 2006 to $286,800 for January through June 2007. The majority of this increase in expense resulted from remuneration paid to the Company's president, shown under office administration, increasing from $0 paid during the first six months of 2006 to $103,900 paid during the first six months of 2007. Other increases occurred in professional fees, promotional expenses and contract labor.

Results of Operations – For the Years Ended December 31, 2006 and 2005

For the year ended December 31, 2006, the Company had commissions of $514,800 compared to commissions for the year ended December 31, 2005 of $577,700. The Company experienced a 10.9% decrease in commissions for the year ending December 31, 2006, decreasing its net income before income taxes for the year ended 2006 to $102,200 compared to $173,600 for the year ended 2005.

The Company's net income before taxes in 2006 was $102,200 compared to net income before taxes of $173,600 for the year ended 2005, for a decrease of $71,400. The Company attributes the decrease in net income before taxes to increased operating expenses while experiencing a decrease in commissions of $62,900.

Since the Company was a proprietorship for most of 2005, the Company was not subject to income tax. The proprietor was responsible for income tax in 2005. In 2006, the Company's state and federal income tax expense was $43,200. This further reduced net income from 2005's $173,600 to $59,000 in 2006 after income tax expense. Based on 2005 tax rates, management estimates that had the Company been responsible for income taxes in 2005, its income tax expense would have been $67,700, reducing its net income after taxes to $105,900.

The Company's commission revenue decrease resulted from economic conditions such as rising interest rates on competitive products (money markets, CD's, and bonds) and a rising stock market. The increase in expense resulted primarily from an increase in office administration expense and higher legal and accounting expenses. Some expenses, such as professional fees, continued to increase. However, the Company decreased spending in other areas, such as equipment lease, advertising, promotional expense, and travel expense. Some of this decrease is due to fewer seminars in 2006 than in 2005.

The following table sets forth certain expenses as a percentage of revenue for the periods indicated:

Year ended December 31, 2005 compared with the year ended December 31, 2006:

STATEMENT OF INCOME DATA:	Year Ended 2006	Year Ended 2005	Dollar Amount Difference	Percentage Difference
COMMISSIONS	$514,800	$577,700	($62,900)	(10.9%)
GENERAL AND ADMINISTRATIVE EXPENSES				
Advertising and telemarketing	120,300	221,400	(101,100)	-45.7%
Office administration	169,800	65,500	104,300	159.2%
Travel	13,400	21,000	(7,600)	-36.2%
Equipment lease	0	15,200	(15,200)	-100%
Professional fees	47,400	25,600	21,800	85.2%
Maintenance	6,400	4,200	2,200	52.4%
Telephone	3,500	9,000	(5,500)	-61.1%
Utilities	10,000	6,600	3,400	51.5%
Promotional expense	9,200	1,700	7,500	441.2%
Insurance	3,800	2,800	1,000	35.7%
Contract labor	10,400	6,100	4,300	70.5%
Office equipment and expenses	8,700	9,500	800	-8.4%
Depreciation	2,700	4,500	(1,800)	-40%
Delivery expenses	4,500	6,300	(1,800)	-28.6%
Permits, fees, and licenses	2,500	4,700	2,200	-46.8%
Less operating expenses	412,600	404,100	8,500	2.1%
NET INCOME (LOSS) BEFORE INCOME TAX	$102,200	$173,600	($71,400)	-41.1%
Less income tax expense	(43,200)		43,200	
NET INCOME (LOSS) AFTER TAXES	$59,000	$173,600	($57,900)	-33.4

Results of Operations - For the six months ended June 30, 2007 and 2006

For January through June of 2007, the Company had commissions of $418,400 compared to $283,000 for January through June of 2006, an increase of 48%. This increased its net income before income taxes for the six months of January through June of 2006 from $130,800 to $131,600 for January through June 2007. Due to the complexity of tax law, the Company only calculates current and deferred income tax expense pursuant to SFAS109 for its fiscal year end, December 31. For the six month periods ended June 2007 and 2006, the Company estimated income tax expense at 42% of net income before taxes, the effective tax expense rate for the Company at December 31, 2006. Net income after income tax expense increased .7% from $75,900 for January through June 2006 to $76,300 for the first six months of 2007. The increase in Commission income for this period coincided with an increase in General and Administrative expense. Therefore the actual net income increased only slightly. General and administrative expense for the first six months of 2007 increased $134,600, 88'%. over the same period in 2006, with the major expense items in the same categories. The majority of this increase resulted from remuneration paid to the president of the Company, shown under office administration, from $0 paid in the first six months of 2006 to $103,900 paid in the first six months of 2007. Other increases occurred in professional fees, promotional expense and contract labor.

Six months ended June 30, 2007 compared with the six months ended June 30, 2006

STATEMENT OF INCOME DATA:	Six months Ended June 2007	Six months Ended June 2006	Dollar Amount Difference	Percentage Difference
COMMISSIONS	$ 418,400	$ 283,000	$ 135,400	47.8%
GENERAL AND ADMINISTRATIVE EXPENSE				
Office administration	161,800	23,200	138,600	597.4%
Advertising and telemarketing	55,800	60,300	-4,500	-7.5%
Contract Labor	29,200	3,800	25,400	668.4%
Professional fees	12,300	37,900	-25,600	67.6%
Travel Expense	7,000	10,000	-3,000	-30%
Utilities	6,100	4,300	1,800	41.9%
Maintenance	3,400	800	2,600	325%
Office equipment and expenses	2,800	4,600	-1,800	-39.1%
Depreciation expense	2,600	1,700	900	52.9%
Insurance expense	2,500	1,400	1,100	78.6%
Deliver expenses	1,400	1,300	100	7.7%
Telephone expense	1,300	1,600	-300	-18.8%
Permits, fees, and licenses	600	1,300	-700	-53.9%
Less operating expenses	286,800	152,200	134,600	88.4%
NET INCOME (LOSS) BEFORE INCOME TAX	$ 131,600	$130,800	800	.6%
Less income tax expense	55,300	54,900	400	.7%
NET INCOME (LOSS) AFTER TAXES	76,300	75,900	400	.7%

Primary Insurance Companies

As of December 31, 2006, four insurance companies represented the source of the majority of commission revenue received by the Company as follows:

Company	Percent of Business	Commission revenue
AmerUs Life Insurance Company	42%	$199,190
Washington National	24%	$115,200
Fidelity & Guaranty	17%	$81,360
Allianz Life Insurance Company	10%	$45,940

Liquidity and Capital Resources

A summary of the changes in cash flow data is as follows:

	For the Years Ended 2006	2005
Cash flows provided by (used in):		
Operating activities	$123,900	$178,100
Investing activities	- 6,000	0
Financing activities	0	-181,100
Net increase	117,900	-3,000
Cash and cash equivalents—beginning of period	5,800	8,800
Cash and cash equivalents—end of period	$123,700	$5,800

	For the Six Months Ended	
	June 2007	June 2006
Cash flows provided by (used in):		
Operating activities	$ 111,200	$ 26,100
Investing activities	0	0
Financing activities	0	0
Net increase		
Cash and cash equivalents—beginning of period	123,700	5,800
Cash and cash equivalents—end of period	$ 234,900	$ 31,900

At December 31, 2006, the Company had cash and cash equivalents of $123,700, an increase of $117,900 from the balance of $5,800 at December 31, 2005. The increase in cash and cash equivalents in 2006 was largely due to a net change in receivables, deferred assets, payables, and accrued expenses of $62,200 and a decrease in payments to management of $61,100. These accrued expenses were paid in 2007.

At June 30, 2007, the company had cash and cash equivalents of $234,900 an increase of $111,200 over December 31, 2006 and of $203,000 over June 30, 2006. The increase in cash and cash equivalents in 2007 was due to a net increase in accrued expenses of $32,300, consisting of estimated taxes payable. Tax payments will be made after year end when the annual current and deferred tax expense can be calculated and the tax returns are filed.

Operations History

In 2006, the Company held 20 3-hour seminars and 2 American Annuity Academy 2-day workshops at a cost of $161,300 or an average cost of $7,332. The Company averaged approximately 15 to 20 attendees per 3-hour seminar resulting in an average of 8 agents per seminar entering into contracts. In 2006, the Company signed 183 new agents at an approximate cost of $881 per agent. Seminars were held in Connecticut, Florida, Kansas, Kentucky, Massachusetts, North Carolina, Ohio, South Carolina and Tennessee frequently with more than one seminar in a state. Seminars in 2005 were held in Alabama, Arizona, California, Connecticut, Florida, Georgia, Indiana, Illinois, Kansas, Massachusetts, Mississippi, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, and Virginia. The Company did not hold any seminars or workshops in the first six months of 2007.

	Seminars/ workshops	Cost per Seminar/ workshop	Cost Per Agent	Agents Contracted	Total Cost
2005	29	$ 7,635	$886	250	$221,400
2006	22	$ 7,332	$881	183	$161,300

Summary

Commissions decreased $62,900, or 10.9%, to 514,800 in 2006 from $577,700 in 2005. The Company's revenue decrease was derived from variable economic conditions such as rising interest rates on competitive products (Money Markets, CD's, and Bonds) and a rising stock market.

The first six months of 2007 showed an increase in commission income over the first six months of 2006, increasing 48% from $283,000 to $418,400. Commission income increased from $231,800 for July through December 2006 to $418,400 for January through June 2007, an increase of $186,600.

General and administrative expenses increased $8,500, or 2.1%, to $412,600 in 2006 compared with $404,100 in 2005. As a percentage of commissions, general and administrative expense increased to 80.1% in 2006 compared with 69.9% in 2005, as the Company experienced less benefit from the absorption of corporate expenses over a revenue base that declined by 10.9%.

Net income before income taxes decreased $71,400, or 41.1%, to $102,200 in 2006 compared to $173,600 in 2005. The decrease in 2006 was primarily a result of the lower amount of commissions received and increased operating expenses.

For the six month period ended June 30, net income before taxes increased $400, or .7%, to $55,300 in 2007 compared to $54,900 in 2006. The increase in 2007 was primarily the result of marketing retirement products to "baby boomers" which increased commissions by 48%. However, the increased office and contract labor associated with the increased sales offset most of the commission increase, resulting in only a slight increase to net income after taxes for this six month period.

Forward Looking Statement

The Company believes the proceeds from this offering will augment the company's existing positive cash flow to expand its current business interest more rapidly. The Company believes that it will not need additional funds for one year from the date of this Offering Circular to meet the expenditures required for expanding and operating its business as proposed. If the Company's future operations are successful and profitable, the Company will have operating funds available for such purposes and for working capital. The Company anticipates that any revenues earned will be received primarily from the sale of the insurance products from its base and any expansion of that base of insurance agents. Expenditures during the period will principally relate to: (1) the acquisition of additional financial planners and insurance agents through the increased number of local seminars and (2) the expansion of the American Annuity Academy.

Listing of the Company's Securities on the "Pink Sheets"

The "Pink Sheets" is a privately owned company that provides Internet-based, real-time quotation service for OTC equities and bonds for market makers and brokers. The Pink Sheets started in 1904, when the National Quotation Bureau began as a paper-based, inter-dealer quotation service linking competing market makers in OTC securities across the country.

To be quoted on the Pink Sheets, a company needs one market maker to quote the company's stock. Only SEC-registered broker-dealers (market makers) that are members of the National Association of Securities Dealers (NASD) can quote securities in the Pink Sheets. There are no listing requirements to be quoted on the Pink Sheets. Current financial information must be submitted by the market maker on behalf of the company with a Form 211. NASD rules do not require the financial statements of Pink Sheet issuers to be audited, but to be prepared in accordance with GAAP.

A company needs to provide its market maker with information. Securities and Exchange Rule 15c2-11 requires a broker/dealer to obtain and keep in its files certain information about a company before initiating a quote for it. The market maker must have a reasonable basis for believing that the information is accurate and obtained from reliable sources. The required information includes a general business description, location and contact information, officers, total shares outstanding, transfer agent, recent prospectus or offering circular, balance sheet, retained earnings and profit and loss statements. The NASD monitors compliance with Rule 15c2-11 by requiring market makers to file a Form 211 at least three days prior to quotation in the Pink Sheets. NASD review may take a considerable amount of time depending, among other things, on whether or not the NASD requests additional information from the market maker and the amount of time required to respond to requests for additional information. Issuers pay no fees to be quoted on the Pink Sheets. Market makers pay a monthly fee to quote a security.

The Company intends to seek a market maker and provide the necessary information to allow the Company's securities to be quoted on the Pink Sheets. The Company believes that the information contained in this Regulation A Offering Circular provides the necessary and complete information required by a prospective market maker to comply with Rule 15c2-11.

While the Pink Sheets do not have a requirement that the issuer continue to provide updated financial information to the Pink Sheets, federal securities law requires that adequate current information must be publicly available when an issuer's securities are traded in the OTC market under several circumstances. If and when the

Company gets its shares quoted on the Pink Sheets, it intends to maintain the currency and accuracy of the information available about it through periodic updating of its financial statements and company information.

Trading Price of the Company's Common Stock

If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock may be below $5.00 per share. If the price of the common stock is below such level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock which could impact the liquidity of the Company's common stock.

Item 7. Description of Property

DESCRIPTION OF PROPERTY

The Company uses offices in a building owned by the Company's president at 615 River Road, Kingston, Tennessee 37763 for which it has not paid rent while it was a sole proprietorship. However, the Company has been paying certain expenses of the property. In the year 2005, the sole proprietorship paid an aggregate of $26,759 ($2,223 per month) in expenses including real estate taxes, insurance, utilities, and maintenance. The Company will continue to pay these expenses. Its telephone number is 865/376-4925. The Company anticipates entering into a lease agreement for rental of the office space at approximately $2,000 per month or $7.50 per square foot for a period of five years after completion of the offering. Although this lease will not be negotiated with third parties in an arm's length transaction, the Company believes that this is a fair price and less than what the Company perceives as the approximate market rate of $10 per square foot based on local commercial space advertising and discussions with realtors and other business people. The Company intends to enter into this lease regardless of the results of this offering and it anticipates that it will use proceeds from revenues generated before the anticipated expansion of the business based on this offering.

Item 8. Directors, Executive Officers and Significant Employees

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced
Robert J. Tonachio, Sr.	70	Chairman of the Board, President Director	December 9, 2005
Robert J. Tonachio, Jr.	30	Executive Vice President, Chief Operating Officer	

The Company's director will serve until the next annual meeting of the stockholders and until his respective successor has been elected and qualified or until death, resignation, removal or disqualification. The Company's articles of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Robert J. Tonachio, has served as president and chairman of the board of the Company since its inception on December 9, 2005 and was the sole proprietor of the Company's predecessor sole proprietorship since its founding in 1992. In 1968, he joined Bache & Company (now Prudential Securities) as an account executive, later becoming its lecture chairman for the New York area. He has been licensed with the Chicago Board of Trade, the New York Mercantile Exchange and the New York Stock Exchange but no longer maintains these licenses as he is no longer involved in that business and currently maintains only his insurance license. After his employment with Bache & Company in 1973, Mr. Tonachio was elected to the board of directors of Laidlaw, Coggeshall, Inc, members of the New York Stock Exchange, and was placed in charge of retail research, municipal bond trading, OTC trading department, and the branch system. Subsequently, he became head of investment banking with Fitten, Cunningham, and Lauzon, members of the NYSE in New York. He has served as a fee-based consultant to several companies, Anacomp, Intercontinental Energy, National Lampoon, and Commonwealth Metals. Mr. Tonachio studied courses in business administration at the University of Miami, marketing courses at New England College and graduated from the School of Eastern European Languages at Syracuse University. Mr. Tonachio served in the United States Air Force Security Service.

Robert J. Tonachio, Jr. has served as Executive Vice President of the Company since its inception. Mr. Tonachio became a licensed insurance agent in 1996 when he became associated with Robert James & Associates the predecessor to Robert James & Associates, Inc. He has been active in marketing and sales and for the past nine years, and for the past four years has been a national wholesale marketing representative for the Company.

Mr. Tonachio is the son of Robert J. Tonachio, Sr., the president and chairman of the board of the Company.

Item 9. Remuneration of Directors and Officers

REMUNERATION OF DIRECTORS AND OFFICERS

Remuneration to the officers from the Company's predecessor company was determined based upon monthly production. In December, 2005, the Company entered into an employment agreement with Robert Tonachio, Sr. for his services which agreement provides that upon completion of the offering, Mr. Tonachio will receive a salary of $120,000..

	2005		2006		January-June 2007	
Name	Remuneration Received	Valuation of Stock Rec'd	Remuneration Received	Valuation of Stock Rec'd	Remuneration Received	Valuation of Stock Rec'd
Robert J. Tonachio, Sr. President	$159,018	$ 1,021 (1)	$100,000	$ 0	$123,900(3)	$ 0
Robert J. Tonachio, Jr. Marketing representative(2)	$ 70,000	$ 30	$ 64,000	$ 0	$ 31,270	$ 0

(1) Robert Tonachio, Sr. received 10,200,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has valued the stock at $0.0001 per share. The Company has valued the 2% convertible non-voting preferred shares owned by Mr. Tonachio, Sr. at par, $0.0001, per share for an aggregate valuation of $1. The preferred shares were issued to Mr. Tonachio pursuant to a 5-year non-competition employment agreement.

(2) The remuneration received by Robert Tonachio, Jr. represents commissions paid to him on sales of insurance products. After completion of the offering, the Company anticipates that it will pay Mr. Tonachio a salary in lieu of any commissions. The Company anticipates that the net effect to the Company's profitability will remain the same as Mr. Tonachio, Jr. will not then receive commissions on sales of insurance products. Robert Tonachio, Jr. received 300,000 shares of common stock in 2005 for exchange for his interest in the sole

proprietorship which was the predecessor company to the Company. The Company has valued the stock at $0.0001 per share.

(3) $20,000 of this remuneration was earned in 2006 but paid in 2007.

Anticipated Officer and Director Remuneration

Upon completion of the offering, it is anticipated that Robert J. Tonachio, the chairman and president and Robert J. Tonachio, Jr. Executive Vice President will receive remuneration at the annual rates of $120,000 and $80,000, respectively. Mr. Tonachio, Sr. has entered into an employment agreement with the Company which states an annual salary commencing on the successful completion of this offering at the rate of $120,000. Until the successful completion of this offering, Mr. Tonachio's remuneration is not limited by agreement. Mr. Tonachio, Jr. has not entered into an employment agreement and his annual compensation was determined to be commensurate with his previous commission earnings and he will not receive commissions on insurance product sales but such commissions will be retained by the Company.

Outside directors of the Company, if any, will receive compensation at the rate of $1,000 per board meeting attended. This compensation does not cover board action by telephone meeting or consent without meeting. The board intends to have one scheduled meeting per year but may take additional action by telephonic meeting or consent without meeting.

Upon completion of the offering, the Company intends to employ two additional marketing employees at salaries and or commissions consistent with prevailing industry standards. Although the Company has had general discussions with candidates for these positions, no agreements or understandings presently exist with any person.

Indemnification

The Company's Articles of Incorporation include an indemnification provision that provides that the Company shall indemnify officers, directors, agents and employees of the Company

(1) from action brought by a shareholder of the Company against such person by reason of such person holding the named position with the Company for expenses in defense of the suit if that person is successful on the merits of the case or acted in good faith in the transaction which is the subject of the suit. The indemnification does not cover any claim in which the person is adjudged liable for negligence or misconduct in the performance of his duties to the Company.

(2) from action other than by a shareholder of the Company against such person by reason of such person holding the named position with the Company for expenses in defense of the suit, for amounts paid in settlement, or judgments or fines, if that person is successful on the merits of the case or acted in good faith in the transaction which is the subject of the suit.

The indemnification provided in the Company's Article of Incorporation protect directors, officers, employees and agents against expenses in defense or settlement of a suit for actions taken by him on behalf of the Company. In order to qualify for such indemnification the officer, director, employee or agent must either be successful on the merits of the suit (i.e. found not liable) or able to show that he acted in good faith. That is, the Company will pay the expenses or settlement of a suit against a director, employee, officer or agent either (1) after the action has been decided if decided in favor of such director, employee, officer or agent (2) regardless if decided favorably if the director, employee, officer or agent can show that he acted in good faith. Whether one acted in good faith is a subjective judgement and, by the terms of the Company's Articles, needs to be determined by (i) the court (ii) a majority of the directors (who were not part of the action) (iii) independent legal counsel (iv) or the shareholders of the Company.

The sole director of the Company, Mr. Tonachio, is the majority shareholder of the Company and could therefore determine whether the standard for acting in good faith had been met and whether indemnification applied in any action, including any action involving him. However, the party bringing any such action has the right to apply to the court of jurisdiction to make the judgement as to acting in good faith and the application of the indemnification provisions. Thus if a shareholder believed that the Company incorrectly indemnified a director for actions taken by that director, he would most likely need to appeal to the courts to determine if such actions were in good faith because the majority of shares on any shareholder vote regarding director good faith are controlled by the sole director. Shareholders, unless acting on behalf of the Company at the request of the Company, are not covered by the indemnification provisions.

Employment Agreement

Robert J. Tonachio, Sr. has entered into a five-year employment contract with the Company through December 31, 2010, providing annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation which provisions become effective upon the successful completion of this offering. This provision was included in the employment agreement because the Company and Mr. Tonachio agree that no such employment agreement is necessary until the company is a public company with a base of shareholders other than Mr. Tonachio, Sr. and Mr. Tonachio, Jr. The Company believes that it currently has the financial resources to pay Mr. Tonachio's salary at the levels contemplated by the employment agreement. As indicated in the above chart, Mr. Tonachio has received compensation in the past for his services when operating as a sole proprietorship at level commensurate with the compensation level contemplated by this agreement. The Company has no obligations for payment to Mr. Tonachio for past services rendered to it.

Bonus Provision. The employment contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits (before extraordinary items). In this case, extraordinary items refer to items such as hurricane, flood, fire, tornado, war, and other happenings which are not in the normal course of business in this industry. The bonus entitles Mr. Tonachio to receive an amount equal to 10% of the amount of pre-tax profits in excess of $100,000 up to $200,000; 15% of such amount in excess of $200,000 up to $300,000; 16% of such amount in excess of $300,000. The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis The bonus to Mr. Tonachio will be paid based upon figures provided by Mr. Tonachio as president of the Company. Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this employment agreement, including its compensation terms. In addition, Mr. Tonachio will control the selection of the accountant used to prepare or review the financial statements.

Death or Disability Provision. In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period ($120,000 per year) exclusive of bonuses with respect to the periods subsequent to his death or disability. If payment from the key man insurance policy is made on the death of Mr. Tonachio, then this payment is superseded. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of the employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this present employment agreement, including increasing its compensation terms. In addition, the bonus package that is part of the employment agreement is based upon the Company's pretax profitability figures. The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis and based on figures provided by Mr. Tonachio as president of the Company. Such an arrangement creates the opportunity for mismanagement or misuse of authority; however, a company director is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. Mr. Tonachio has a duty to act in the best interests of the Company when acting as a director of the Company. Director action can be validated or approved by shareholder vote, which vote, as majority shareholder, Mr. Tonachio controls. It would be conceivable that Mr. Tonachio could obtain favorable shareholder vote to ratify director action not particularly favorable to the Company or unduly favorable to Mr. Tonachio. However, Mr. Tonachio will not seek to justify or validate any such director action and does not anticipate taking any director action, including amending or waiving the employment agreement, which may be considered unfavorable to the other shareholders or to the Company. As a shareholder in the Company and an employee of the Company, Mr. Tonachio has a long-term interest in the Company and in its growth and success. Mr. Tonachio's son is an employee of the Company and both he and Mr. Tonachio anticipate a long-term relationship with the Company.

Key Man Insurance

The Company plans to obtain "key man" insurance on the life of Robert Tonachio, Sr. in the amount of $5,000,000 of which $1,000,000 will be designated for payment directly to the beneficiary of Mr. Tonachio and payment thereof will negate the requirement for any payments to the beneficiary under the terms of the employment agreement. There is no assurance that such insurance can be obtained.

Lock Up Agreement

The10,500,000 shares of the Company's common stock presently outstanding are all owned by the president and sole director of the Company and his son, an officer of the Company. Robert Tonachio, Sr., the president of the Company, has entered into an agreement with the Company whereby all the 10,200,000 shares owned by him shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of this offering, without the Company's prior written consent. All the 300,000 shares of common stock owned Robert Tonachio, Jr. are subject to a lock-up agreement whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 or pursuant to a registration statement filed under the Act for a period of 60 months after closing of this offering,

The Company notes that the lock-up agreements restrict the sale of the shares held by the Company's sole director and two principal officers. Although Mr. Tonachio has no intention of amending the lock-up agreement, Mr. Tonachio has the control of both shareholder vote and board of director vote and could effect a change, amendment or cancellation of the lock-up agreement without any other shareholder or director consent. Management of the Company does not intend to waive or terminate or otherwise shorten the lock up agreements and copies of the agreements have been filed as an exhibit to this Offering Statement.

Item 10. Security Ownership of Management and Certain Security holders

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

Common Stock Table

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering Assuming Sale of all Shares (2) Percent of Class
Robert J. Tonachio	10,200,000	97.15%	90.3%
Robert J. Tonachio, Jr.	300,000	2.85%	2.6%
All Officers and Directors as a Group (3 persons)	10,500,000	100%	92.9%

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 10,500,000.

(2) The total number of outstanding shares of common stock after sale of the entire offering (800,000 Shares) would be 11,300,000.

Preferred Stock Table	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering Percent of Class
Robert J. Tonachio	5,000	100%	100%

Stock Table with Conversion of Preferred Stock

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering (3)(4) Percent of Class
Robert J. Tonachio:			
common	10,200,000	Conversion can occur only 24	
Converted preferred	5,000,000	months after offering	93.2%
Robert J. Tonachio, Jr.	300,000	2.85%	1.8%
All Officers and Directors as a Group (3 persons)	15,500,000	100%	95.1%

(3) Mr. Tonachio is the holder of 5,000 shares of the Company's 2% convertible preferred stock which the Company has the right to redeem at any time or times 24 months following the close of this offering at a price of $1,000 per share. The 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this offering.

(4) Assuming all 800,000 shares sold and outstanding and conversion of all 5,000 preferred shares, there would be 16,300,000 shares outstanding.

Item 11. Interest of Management and Others in Certain Transactions

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On December 9, 2005, the Company issued 10,500,000 shares of its common stock for all the outstanding interests in Robert James & Associates, a sole proprietorship owned by Robert J. Tonachio, Sr. Mr. Tonachio, Sr. received 10,200,000 shares and Robert Tonachio, Jr. received 300,000 shares. Robert Tonachio, Jr. is the adult son of Robert J. Tonachio, Sr. The Company determined a valuation of $.0001 per share for the 10,500,000 shares exchanged for the outstanding interests in the sole proprietorship.

In exchange for the shares of the Company, Mr. Tonachio, Sr., transferred to the Company equipment valued at $11,500 including seven office desks, five office computers less than one year old, computer printers, monitors, filing cabinets, telephone system, copier and office supplies. In addition, Mr. Tonachio transferred his contracts with national and regional insurance companies and the contracts with approximately 3,500 insurance agents which he had cultivated, trained and monitored throughout the 13-year life of his sole proprietorship. These contracts are integral to the operations of the Company in that the Company receives its revenues from the sale of the insurance products effected by these agents.

The issuance of the shares in the Company for the interests in the sole proprietorship was not an arms-length or negotiated transaction as Mr. Tonachio controlled both entities involved in the transaction. Management made a good faith effort to estimate the cost in current dollars of building a force of contracted agents similar to those transferred to the Company.

Management of the Company determined the value of the contracts with the insurance companies and the contracted insurance agents which value reflects the estimated costs associated with recruiting, training and contracting a force similar to the 3,500 agents acquired by the Company.

Without the transfer of these contracted agents and contracts with insurance companies, the Company would not only need to invest the time needed to recruit, sign, and train a force of contracted agents, but also cover the expenses involved to do so, all without simultaneously receiving income from the agents' production. With the transfer of these agents, the Company was able to immediately generate income based upon the contracted agents' production.

The Company has contracted and trained 3,500 insurance agents. However, not all these agents are active at any given time. The number of active agents is fluid and changes almost daily. The Company estimates that at any given time, it has approximately 1,000 active agents.

Conflict of Interest

Robert Tonachio, Sr. is the director of the Company and its majority shareholder. Shareholders owe no fiduciary or other duty to the Company or to other shareholders and will usually act or vote in a manner that most conforms to their goals for the Company. A director, however, is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. There may arise a time at which serving as the director of a company and simultaneously being the majority shareholder are in conflict. Mr. Tonachio may at some time in the future be faced with a situation in which his interests as a shareholder would lead him to support a certain corporate action whereas as a director he would favor another action in the best interests of the Company. In this situation, Mr. Tonachio has a duty to act in the best interests of the Company.

The Company's Articles of Incorporation provide that a transaction between the Company and any of its directors or officers is not invalid because of the inside relationship between those parties if such transaction is disclosed and approved by the Board of Directors and the shareholders. However, Mr. Robert Tonachio, Sr. is the sole director of the Company and the major shareholder. Therefore he is able to control the approval of any such transaction by both the Board of Directors and the shareholders. Thus, in theory, Mr. Tonachio would be able to obtain both shareholder and board approval for any transaction, even one that is unduly favorable to Mr. Tonachio. However, not only does Mr. Tonachio, as a director, owe a fiduciary duty to the Company to act in its best interests over and above his own, but Mr. Tonachio is solely dependent on the Company for his livelihood and deems the continuation of a strong company to be in his best interest. Approval by shareholder vote of a conflicted or interested transaction does not release a director from his fiduciary duty to the Company. Shareholders cannot vote away such duty.

In addition, having built the Company from its inception to its present position, Mr. Tonachio has a long-term commitment to the Company and a strong loyalty to ensure that actions taken by him as the director and major shareholder are those deemed to be best for the Company. Mr. Tonachio envisions the Company to be a strong on-going business in which both he and his son participate presently and in the long-term.

Item 12. Securities Being Offered

SECURITIES BEING OFFERED

The Offering

The Company is offering 800,000 shares of common stock at $5.00 per share. The Company is offering the Shares on a "best efforts, no minimum" basis which means that there is no minimum threshold of sales that must be met before the offering can close or before the Company can start using the funds received. Proceeds from the sale of the Shares will become immediately available for use by the Company. The offering will close after 180 days from the date of qualification regardless of the number of Shares that have been sold but the Company has the option to extend the offering by 90 days after such date. The minimum investment in the offering is 100 shares or $500.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, $.0001 par value per share. As of the date of this Offering Circular, there are 10,500,000 shares of common stock outstanding.

Holders of the common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company has not paid any dividends on its common stock and does not anticipate paying dividends for the foreseeable future. In the event of liquidation, shareholders are entitled to a proportionate share in any distribution of the Company assets after payment of liabilities and preferences contained in the preferred shares. Shareholders do not have preemptive rights and there are no conversion, redemption, sinking fund or similar provisions with respect to common stock.

Each share is entitled to one vote. Holders of the Company's common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect anyone to the Board of Directors.

The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, $.0001 par value per share.

The Board of Directors has designated 5,000 shares of the Company's preferred stock as 2% convertible preferred stock.. All 5,000 shares of the 2% convertible preferred stock have been issued to the Robert Tonachio, Sr., president and the director of the Company in exchange for entering into the employment contract with the Company.

The shares of preferred stock do not have voting rights but are convertible into shares of common stock, with voting rights, on the basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock. The preferred stock is convertible (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this offering.

Commencing 24 months following the close of this offering, the Company has the right to redeem at any time or times the outstanding shares of the 2% convertible preferred stock at a price of $1,000 per share. The Company does not currently anticipate that it will elect to redeem the shares of preferred stock. Mr. Tonachio, the holder of the preferred shares, is the sole director of the Company and the majority shareholder. As such he is in a position to elect for redemption of the preferred shares. As a director, Mr. Tonachio owes a duty to the Company to exercise the best business judgment in favor of the Company. Mr. Tonachio does not anticipate either the redemption of the shares by the Company or the conversion of the shares into shares of common stock except in the instance of some type of hostile battle for control of the Company or some other unforeseen event.

The 2% convertible preferred stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock or any other capital stock of the Company in respect of which the 2% convertible preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.0001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of preferred stock, then held by them. The 2% convertible preferred provides a 2% interest payment to the holder of the shares.

FINANCIAL STATEMENTS

ROBERT JAMES & ASSOCIATES, INC

FINANCIAL STATEMENTS

For the twelve months ended December 31, 2006 (unaudited)
and December 31, 2005 (unaudited, restated)

And

For the six months ended June 30, 2007 (unaudited) and
June 30, 2006 (unaudited, restated)

ROBERT JAMES & ASSOCIATES, INC.

Balance Sheet (unaudited, restated)
December 31, 2006 (unaudited) and 2005 (unaudited, restated)

	2006	(restated) 2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 123,700	$ 5,800
Accounts Receivable	-	15,700
Total current assets	123,700	21,500
OTHER ASSET		
Deferred income tax benefits	5,700	-
FIXED ASSETS		
Equipment	36,000	30,000
Accumulated Depreciation	(21,200)	(18,500)
Equipment, net of accumulated depreciation	14,800	11,500
TOTAL ASSETS	$ 144,200	$ 33,000
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ -	$ 4,800
Accrued expenses	66,200	9,200
TOTAL LIABILITIES	$ 66,200	$ 14,000
STOCKHOLDER'S EQUITY	78,000	19,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 144,200	$ 33,000

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Statement of Stockholder's Equity
December 31, 2006 (unaudited) and 2005 (unaudited, restated)

	2006	(restated) 2005
STOCKHOLDER'S EQUITY		
Common stock: $.0001 par value, 200 million shares		
authorized. 10.5 million shares issued and outstanding	$ 1,050	$ 1,050
Preferred stock: 2% convertible, par $0.0001		
5,000 shares issued and outstanding	1	1
Capital Net Worth		
Balance at beginning of period	$ 18,999	$ -
Paid-in deficit on preferred stock	-	(1)
Founders' contributions of net assets	-	19,000
Balance at end of period	$ 18,999	18,999
Retained Earnings		
Balance at beginning of period	(1,050)	$ -
Owners (draws)	-	(174,650)
Net income (loss)	59,000	173,600
Balance at end of period	57,950	(1,050)
Total Stockholder's equity	$ 78,000	$ 19,000

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC

Statement of Operations

For the Years Ended December 31, 2006 (unaudited) and 2005 (unaudited, restated)

	2006	(restated) 2005
COMMISSIONS	$ 514,800	$ 577,700
GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	120,300	$ 221,400
Office administration	169,800	65,500
Professional fees	47,400	25,600
Travel	13,400	21,000
Equipment lease	-	15,200
Depreciation and amortization	2,700	4,500
Office equipment and expenses	8,700	9,500
Telephone	3,500	9,000
Utilities	10,000	6,600
Delivery expenses	4,500	6,300
Contract labor	10,400	6,100
Permits, fees, and licenses	2,500	4,700
Maintenance	6,400	4,200
Insurance	3,800	2,800
Promotional expense	9,200	1,700
Less operating expenses	412,600	404,100
Income tax expense	(43,200)	-
NET INCOME (LOSS) AFTER TAXES	$ 59,000	$ 173,600
Basic earnings per share	0.0056	0.0165
Diluted earnings per share	0.0038	0.0112

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC

Statement of Cash Flows

For the Years Ended December 31, 2006 (unaudited) and 2005 (unaudited, restated)

	2006	(restated) 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received for operating activities	$ 524,800	$ 568,700
Cash paid for operating expenses	(400,900)	(390,600)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 123,900	$ 178,100
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Purchase of office equipment	(6,000)	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES		
Owner's contributions (draws)	-	(181,100)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	117,900	(3,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,800	8,800
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 123,700	$ 5,800

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2006	2005
Net Income (loss) from continuing operations	$ 59,000	$ 173,600
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	2,700	4,500
(Increase) decrease in accounts receivable	15,700	(9,000)
(Increase) decrease in deferred tax asset	(5,700)	-
Increase (decrease) in accounts payable	(4,800)	900
Increase (decrease) in accrued expenses	57,000	8,100
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	123,900	178,100

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Balance Sheet (unaudited, restated)
For the Six Months ended June 30, 2007 (unaudited) and 2006 (unaudited, restated)

	2007	(restated) 2006
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 234,900	$ 31,900
Accounts Receivable	-	109,400
Total current assets	234,900	141,300
OTHER ASSET		
Deferred income tax benefits	5,700	-
FIXED ASSETS		
Equipment	36,000	30,000
Accumulated Depreciation	(23,800)	(20,200)
Equipment, net of accumulated depreciation	12,200	9,800
TOTAL ASSETS	$ 252,800	$ 151,100
LIABILITIES & STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	98,500	56,200
TOTAL LIABILITIES	$ 98,500	$ 56,200
STOCKHOLDER'S EQUITY	154,300	94,900
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 252,800	$ 151,100

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Statement of Stockholder's Equity
June 30, 2007 (unaudited) and 2006 (unaudited, restated)

	2007	(restated) 2006
STOCKHOLDER'S EQUITY		
Common stock: $.0001 par value, 200 million shares		
authorized. 10.5 million shares issued and outstanding	$ 1,050	$ 1,050
Preferred stock: 2% convertible, par $0.0001		
5,000 shares issued and outstanding	1	1
Capital Net Worth		
Balance at beginning and end of period	18,999	18,999
Retained Earnings		
Balance at beginning of period	57,950	$ (1,050)
Net income (loss)	76,300	75,900
Balance at end of period	134,250	74,850
Total Stockholder's equity	$ 154,300	$ 94,900

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC

Statement of Operations

For the Six Months Ended June 30, 2007 (unaudited) and 2006 (unaudited, restated)

		2007	(restated) 2006
COMMISSIONS		$ 418,400	$ 283,000
GENERAL AND ADMINISTRATIVE EXPENSES			
Advertising and telemarketing		$ 55,800	$ 60,300
Office administration		161,800	23,200
Professional fees		12,300	37,900
Travel		7,000	10,000
Depreciation and amortization		2,600	1,700
Office equipment and expenses		2,800	4,600
Telephone		1,300	1,600
Utilities		6,100	4,300
Delivery expenses		1,400	1,300
Contract labor		29,200	3,800
Permits, fees, and licenses		600	1,300
Maintenance		3,400	800
Insurance		2,500	1,400
Less operating expenses	286,800	286,800	152,200
NET INCOME (LOSS) BEFORE INCOME TAXES		$ 131,600	$ 130,800
Income tax expense		(55,300)	(54,900)
NET INCOME (LOSS) AFTER TAXES		$ 76,300	$ 75,900
Basic earnings per share		0.0145	0.0145
Diluted earnings per share		0.0098	0.0098

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC

Statement of Cash Flows

For the Six Months Ended June 30, 2007 (unaudited) and 2006 (unaudited, restated)

		2007		(restated) 2006
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash received for operating activities	$	418,400	$	189,300
Cash paid for operating expenses		(307,200)		(163,200)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	111,200	$	26,100
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES				
Purchase of office equipment		-		-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES				
Owner's contributions (draws)		-		
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		111,200		26,100
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		123,700		5,800
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	234,900	$	31,900

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

		2007		2006
Net Income (loss) from continuing operations	$	76,300	$	75,900
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization		2,600		1,700
(Increase) decrease in accounts receivable		-		(93,700)
(Increase) decrease in deferred tax asset		-		-
Increase (decrease) in accrued expenses		32,300		42,200
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		111,200		26,100

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
For the twelve months ended December 31, 2006 (unaudited) and 2005 (unaudited, restated)
And
For the six months ended June 30, 2007 (unaudited) and 2006 (unaudited, restated)

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

INCORPORATION

On December 9, 2005, Robert James and Associates, a sole proprietorship, incorporated to form Robert James & Associates, Inc. (the Company), a Nevada corporation. Prior to incorporation, the business functioned as a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. The founders received shares of stock in the new corporation in exchange for their interest in the sole proprietorship, including contracts with insurance agents which the founders recruited and trained. Pursuant to SFAS 141, and to the extent possible, these financial statements present unaudited historical information for the Company at December 31, 2006 and 2005 and for the years then ended as if the Company had been incorporated and operating at the beginning of the reporting period. They also present unaudited historical information for the Company at June 30, 2007 and 2006, and for the six months then ended. The preparation of financial statements in conformity with GAAP requires management's estimates. In the opinion of management, all normal recurring adjustments necessary for a fair statement of results have been included and all recently issued standards having a material effect on the financial statements have been adopted.

NATURE OF BUSINESS

The Company is engaged in the marketing of insurance products offered by various insurance companies. The Company enters into contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products. As part of the contract agreement with these insurance companies, the Company, at its own expense, recruits hires, trains, and contracts with insurance agents and financial planners for the sale of these insurance products.

The Company does not enter into a separate contract with the insurance agent but provides the insurance agent with a contract from the insurance company on which the Company is names as the contracting facilitator. The Company handles all future matters with the contracted agent for that insurance company. Throughout these notes the term "contracted insurance agent" or "contracted agent" refers to those insurance agents who have entered into a contract with one or more of the insurance companies with which the Company has a contractual relationship.

Each of the Company's contracted agents is trained for and represents approximately five or six of the major insurance companies. The agent selects the insurance companies depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele. The Company receives revenues from the sale of the insurance products by these contracted agents. The Company's income is directly related to the amount of insurance policies placed by the insurance agents contracted with the Company.

CASH AND CASH EQUIVALENTS

The Company considers available bank balances, money market accounts, and other highly liquid investments with original maturities of three months or less as cash.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)

RECEIVABLES

The Company's receivables are due from insurance companies and are uncollateralized. Management closely monitors the receivables and charges to expense any balances that are determined to be uncollectible.

FIXED ASSETS

The Company's fixed assets consist of office furniture and equipment transferred from the proprietorship or purchased since incorporation. They are shown at cost net of straight-line depreciation, accumulated since the items were originally placed in service. Depreciation expense was $2,760 and $4,500 for the twelve months ended December 31, 2006 and 2005, and $2,600 and $1,700 for the six months ended June 30, 2007 and 2006, respectively. Expenditures for maintenance and repairs are charged to expense as incurred.

CURRENT LIABILITIES

Current liabilities consist of expenses incurred but not paid at the end of the period. For the year ended December 31, 2006 this account included $20,000 payable to the President for salaries accrued but not yet paid at the balance sheet date and $43,200 payable for corporate state and federal taxes pursuant to SFAS 109. For the six months ended January through June 2007 and 2006, current liabilities consist of the estimated taxes payable based on the interim income.

INCOME TAXES

Pursuant to SFAS 109, financial statements for years ended December 31 provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and allowance for doubtful receivables (deductible for financial statement purposes but not for income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Due to the complexity of the corporate tax and deferred tax calculations, the deferred tax accounts are only adjusted at the Company's normal year end, December 31. The deferred taxes for the interim periods reflect the actual amount for the previous December 31, but are considered a reasonable estimate based on the Company's tax differences. Interim financial statements (those ending other than December 31, the Company's normal year end) estimate the tax expense by multiplying the net income before taxes by the effective percentage at the most recent year-end. For the six months ended June 30, 2007 and 2006, tax expense was estimated at 42% of net income before taxes.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)

OWNER'S AND STOCKHOLDER'S EQUITY

Owner's equity - The proprietorship shows Owner's Equity on the balance sheet. Owner's Equity equals assets less liabilities plus cash or property donated to the company by the owner (Owner's Contributions) less cash or property the owner has taken out of the company (Owner's Draw). Sole proprietors do not draw a salary as they are not employees, but instead take cash or property directly from the company's earnings, reducing their equity in the business. The Owner's Draw shown in 2005 refers to funds the proprietor took out of Robert James and Associates prior to its incorporation December 9, 2005. Owner's Draw is not applicable to corporations.

Common Stock - The Company authorized 200 million shares of $.0001 par value common stock. Ten million five hundred thousand shares were issued to founders in exchange for their interest in the sole proprietorship, including contracts with insurance agents who are licensed to sell products of various insurance vendors with which the Company has contracts. An additional 800,000 shares are available to be issued to the public under Regulation A. Each unit in the offering would consist of one share common stock of $.0001 par value.

The holders of the 10,500,000 shares have entered into an agreement with the Company whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of the offering, without the Company's prior written consent. Since the holders of these shares are the president and sole director of the Company and his son, the terms of the lock up could be waived or terminated. Management has no intention of waiving or terminating the lock up agreement. Another 800,000 shares are available to be issued to the public under Regulation A. Each unit in the offering would consist of one share common stock of $.0001 par value.

Preferred Stock - On December 9, 2005, the Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company valued these shares at par, $0.0001 per share for an aggregate valuation of $1. Pursuant to SFAS 141, the non-compete agreement has no financial statement value so is not recorded in the financial statements. With respect to payment of dividends, redemption payments and rights upon liquidations, dissolution or winding up of the Company, the 2% convertible preferred stock ranks senior and prior to the Company's common stock. The 2% convertible preferred stock provides a 2% interest payment to the holder of the shares. To date, the Directors have not voted to pay dividends, preferred or common.

Twenty-four months following the close of the proposed public offering, the Company has the right to redeem the preferred stock at a price of $1,000 per share. In the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or at any time after 24 months from the date of closing of the public offering, the 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)

OWNER'S AND STOCKHOLDER'S EQUITY (cont.)

Paid-in deficit on preferred stock

This category in the Stockholder's Equity section refers to the price investors paid per share at issue minus the par value per share, times the number of shares issued, when the amount paid per share is less than the par value per share. As explained under Preferred Stock, the Company transferred the preferred stock in exchange for a 5-year non-competition agreement. Since, pursuant to SFAS 141, the non-compete agreement has no financial statement value so is not recorded as an asset, the price paid per share is less than the par value per share. This value is recorded as Paid-in Deficit on Preferred Stock in the equity section of the financial statements.

REVENUE RECOGNITION

The Company receives income on the sale of insurance products based upon negotiated commissions earned on the gross volume of sales. This revenue is recognized when the Company receives the weekly statement from the insurance companies showing the issued policies and commissions earned.

EARNINGS PER SHARE

Earnings-per-share (EPS) is a traditional method used for determining corporate value. It is calculated by subtracting the dividends on preferred stock from net income, and dividing the result by the weighted average of the combination of all outstanding common shares and all common stock equivalents. Diluted earnings-per-share means that all common stock equivalents (convertible bonds, preferred stock, warrants, and rights) have been included along with the common stock. The weighted average of the outstanding common shares takes into account the amount of time during the year that the shares have been outstanding. Shares sold in the proposed public offering would dilute EPS in future periods. Diluted EPS includes the effects of the conversion of preferred shares into common shares. Per share computations for EPS and Diluted EPS have been retroactively adjusted to present the change in capital structure.

NOTE B - COMMITMENTS

EMPLOYMENT CONTRACT - The Company has entered into a five-year employment contract with Robert J. Tonachio, Sr. through December 31, 2010. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio. The agreement stipulates that the salary and bonus provisions therein become effective upon the successful completion of a proposed Regulation A offering.

NOTE B - COMMITMENTS (cont.)

The employment contract provides annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits before extraordinary items, equal to 10% of such amounts in excess of $100,000 up to $200,000; 15% of such amounts in excess of $200,000 up to $300,000; and 16% of such amounts in excess of $300,000. This annual bonus will be based upon the Company's financial statements prepared by an independent accountant. Currently, these financial statements are unaudited. Due to the variables of inflation and pre-tax profits, the annual bonus amounts to be paid to Mr. Tonachio during the terms of the contract cannot be determined at this time. The Company paid Mr. Tonachio $100,000 during 2006 and at December 31, 2006 accrued $20,000 payable to Mr. Tonachio, which has since been paid. During the six months ended June 30, 2007, Mr. Tonachio received $103,900 for his management, administrative, and marketing services.

In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period ($120,000 per year) exclusive of bonuses with respect to the periods subsequent to his death or disability. The Company plans to obtain insurance on the life of Robert Tonachio, Sr., in the amount of $5,000,000. $1,000,000 will be designated for payment directly to the beneficiary of Mr. Tonachio; payment thereof will negate the requirement of any payments to the beneficiary under the terms of the employment agreement. There is no assurance that such insurance can be obtained.

LEASE AGREEMENT - The Company anticipates entering into a lease agreement in 2007 for rental of office space from the Company's president at approximately $2,000 per month or $7.50 per square foot for a period of five years. This lease amount is lower than the market rate of $10 per square foot. If the Company enters this agreement, annual lease payments would be $24,000 annually for five years from the date of the agreement.

NOTE C – CORPORATE INCOME TAX

The Company is responsible for current and deferred federal and state taxable income of the Company at the then current statutory rates in effect. Current state and federal taxes for the twelve months ended December 31, 2006 were approximately $43,200. Due to timing differences between GAAP and tax rules for expensing of startup costs and depreciation, the Company has recorded a deferred tax asset for state and federal taxes at $5,700. For 2006 all current and deferred taxes were for continuing operations. Due to the type of differences in tax expense, no valuation allowance was considered necessary. For the interim periods, the six months ended June 30, 2007 and 2006, the Company estimated current tax expense at $55,300 and $54,900 respectively.

NOTE D – CONCENTRATIONS

As of December 31, 2006, AmerUS Life Insurance Company represented 42% of the Company's commissions, Legacy (Washington National) 24%, Fidelity & Guaranty 17%, and Allianz 10%. This group of companies represents approximately 93% of the Company's business based upon the gross sales volume for the period ended December 31, 2006. As of June 30, 2007, AmerUS Life Insurance Company represented 76% of the Company's commissions, Legacy (Washington National) 8.4%, and Allianz 13.3%. This group of companies represents approximately 98% of the Company's business based upon the gross sales volume for the six months ended June 30, 2007. The Company believes it has an excellent working relationship with AmerUS Life and does not foresee any change in its relationship with it. In addition, the Company could increase business with the companies listed above, as well as others, if unable to continue with AmerUS Life.

NOTE E – ADVERTISEMENT, TELEMARKETING, AND PROMOTIONS

The Company expenses advertising, telemarketing, and promotions as incurred. Mailings, e-mailings, and telemarketing comprise the majority of this balance. Included in advertising, telemarketing, and promotions expense for the periods shown were the company's costs of advertising through its sponsoring of workshops and seminars for insurance agents. The workshops and seminars market the products of the Company and provide training in these products. The half-day seminars are provided free of charge. The Company charges fees to some participants of the two-day workshops. These fees are recorded in advertising and telemarketing to offset some of the expenses of the two-day seminars. The Company had not tracked the amount of fees received for workshops prior to the workshop held June 2 and 3rd of 2006. Fees paid by participants of this workshop approximated $7,900. For the first six months of 2007 the Company has not conducted any workshops. Rather, it has recommended that agents attend seminars paid for by insurance companies.

NOTE F – RESTATEMENT

Management has issued several financial statements for the periods ended December 31, 2004 and 2005 in conjunction with submitting an offering statement with the Securities and Exchange Commission (SEC) for qualification pursuant to the Regulation A of the Rules and Regulation of the Commission (Regulation-A). To the best of Management's knowledge, these financials have only been provided to the law firm for inclusion in the offering statement and to the SEC. Documents filed with the SEC in conjunction with qualification pursuant to Regulation-A may be viewed by the public. Therefore, pursuant to APB No. 20, we disclose changes to the financials for the period ended December 31, 2005.

NOTE F – RESTATEMENT (cont.)

Contracts with Insurance Agents - Financials issued February 2006 included contracts with insurance agents as an intangible asset valued at $2,565,000 at December 31, 2005. Financials issued May 2006 restated the December 2004 balance sheet to include Contracted Insurance Agents as an intangible asset valued at $2,565,000 as correction of an error to record an intangible asset not previously recorded on the books of the sole proprietorship. Financials issued October 2006 omitted these from intangible assets in both 2004 and 2005 as correction of an error pursuant to paragraph (10) of SFAS 142 which states that costs of internally developing and maintaining intangible assets with an indeterminate life that are inherent in continuing the business and related to the entity as a whole should be expensed. These changes effected no changes on income before extraordinary items, net income, or income taxes for any of the periods shown.

Non-compete Agreement – Financials issued March 2006 included an Other Asset called Employment Contract with Founder valued at $500,000 net at December 31, 2005. This amount was corrected in the financials issued May 2006 to deduct amortization of $5,800 for 2005. This change reduced 2005 net income from $173,600 to $167,800 but had no affect on income taxes. Pursuant to SFAS 141 as it relates to combinations of entities under common control, Management has omitted an asset value for the employment contract from the balance sheet at December 31, 2005 and June 30, 2006. This increased net income for the twelve months ended December 31, 2005 by $5,800, but had no effect on income taxes. This increased net income before taxes for the six months ended June 30, 2006 by $50,000 with an estimated tax expense of $21,000, increasing net income after taxes by approximately $29,000.

Commissions – Financials for the twelve months ended December 31, 2004 and 2005 and the six months ended June 30, 2006 issued October 2006 presented Gross Premiums less Direct Expenses to arrive at Gross Profit. This presentation was based on the gross volume of sales of each contracted insurance agent, upon which the Company receives income. This presentation was corrected to show revenue (Commissions), accounts receivable, and accounts payable net of the amount earned, receivable, and payable on Gross Premiums. This is an acceptable interpretation of EITF Issue No. 99-19. These changes effected no changes on income before extraordinary items, net income, or income taxes for any of the periods shown.

PART III EXHIBITS

2.0+	Robert James & Associates, Inc., Nevada Certificate of Incorporation
2.1**	Robert James & Associates, Inc. By-Laws
3.0**	Certificate of Designation For 2% Convertible Preferred Stock
4.0#	Second Revised form of Subscription Agreement
4.1+	Lock-Up agreement between the Company and the holders of 10,300,000 Shares of common stock
4.2****	Revised lock-up agreement between the Company and Robert J. Tonachio, Sr.
4.3****	Revised lock-up agreement between the Company and Robert J. Tonachio, Jr.
6.1+	Contracts with the following insurance companies: Allianz Life Insurance Company American Equity Investment Insurance Company American National Insurance Company Americom Life Insurance Company (LMG) AmerUs Life Insurance Company Columbus Life Insurance Company Fidelity & Guaranty Great American Life Insurance Company Indianapolis Life Insurance Company Illinois Annuity & Insurance Company (LMG) ING USA Investors Insurance Company (LMG) John Hancock Variable Life Insurance Company (LMG) Life Insurance of the Southwest Lincoln Financial Group/First-Penn Pacific Mutual of Omaha Penn Treaty-Net Work America Insurance Company Sun Life Financial Transamerica Life Insurance & Annuity Washington National (LMG) Legacy Marketing Group [LMG refers to Legacy Marketing Group which acts as a super marketing agency for the companies indicated and those contracts are filed as part of the LMG exhibit] Aviva Liberty Bankers Life Standard Life State Life TransAmerica Ins & Investment Group
6.2***	Redacted sample schedule of commissions with insurance company
6.3*****	Sample Legacy Marketing Group contract and description of bonus program
11.0	Opinion of counsel as to legality of securities covered by the Offering Statement
15.1***	Employment Agreement dated December 30, 2005 between the Company and Robert Tonachio, Sr.
15.2***	Sample contract with contracted insurance agents or financial planners

+	Filed with filing of January 26, 2006
*	Filed with First Amendment filing of March 3, 2006
**	Filed with Second Amendment filing of May 26, 2006
***	Filed with Third Amendment filing of October 17, 2006
****	Filed with Fourth Amendment filing of February 12, 2007
*****	Filed with Fifth Amendment filing of June 29, 2007
#	Filed with Seventh Amendment filing of October 23, 2007

EXHIBIT 11

Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
(202) 387-5400

Telecopy Number
(202) 745-1920
E-Mail Address
CassidyLaw@aol.com

Practice Limited to
Federal Securities
Law Matters

December 10, 2007

Board of Directors
Robert James & Associates, Inc.
615 River Road
Kingston, Tennessee 37763

Re: Regulation A Offering

Gentlemen:

We act as counsel for Robert James & Associates, Inc., a Nevada corporation (the "Company"), in connection with the preparation and filing by the Company of an Offering Statement pursuant to Regulation A (the "Offering Circular") under the Securities Act of 1933, as amended, relating to the offer and sale of 800,000 shares at $5.00 per share (the "Shares") .

We have examined the Articles of Incorporation and the By-Laws of the Company, the relevant provisions of the Nevada law including statutory provisions, provisions of the Nevada Constitution, agency rules and reported judicial decisions interpreting and impacting those laws. We have made inquiries of the principals of the Company and have assumed the genuineness of all oral and written responses thereto. We have assumed the accuracy and factual content of all written information, documents and certificates furnished to us.

We are of the opinion that the Company is in good standing in the State of Nevada and that the Shares to be offered and sold by the Company will have been duly authorized and validly issued, fully paid and non-assessable when issued according to the terms of the Offering Circular.

Sincerely, Cassidy & Associates
by [signature]
Cassidy & Associates

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SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Tennessee on Dec. 10, 2007.

ROBERT JAMES & ASSOCIATES, INC.



/s/
Title: President



/s/
Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Sr. Director December 10, 2007
Robert J. Tonachio, Sr.

END

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